

2023
Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2023

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to
Commission File Number 1-225

Kimberly-Clark

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**39-0394230**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 619100
Dallas, TX
75261-9100
(Address of principal executive offices)
(Zip code)

Registrant's telephone number, including area code: (972) 281-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock-$1.25 par value	KMB	New York Stock Exchange
0.625% Notes due 2024	KMB24	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Emerging growth company ☐
Non-accelerated filer	☐	Smaller reporting company	☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2023 (based on closing stock price on the New York Stock Exchange as of such date) was approximately $46.7 billion.

As of January 31, 2024, there were 336,883,198 shares of Kimberly-Clark common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive Proxy Statement for Kimberly-Clark's Annual Meeting of Stockholders to be held on May 2, 2024 is incorporated by reference into Part III.

KIMBERLY-CLARK CORPORATION

TABLE OF CONTENTS

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ITEM 1.   BUSINESS

Kimberly-Clark Corporation was founded in 1872 and incorporated in Delaware in 1928. We are a global company focused on delivering products and solutions that provide better care for a better world through product innovation and building our personal care, consumer tissue and K-C Professional brands. We are principally engaged in the manufacturing and marketing of a wide range of products made from natural or synthetic fibers and materials using advanced technologies in fibers, nonwovens and absorbency. Unless the context indicates otherwise, the terms "Corporation," "Kimberly-Clark," "K-C," "we," "our" and "us" refer to Kimberly-Clark Corporation and its consolidated subsidiaries.

Dollar amounts are reported in millions, except per share dollar amounts, unless otherwise noted.

Description of Kimberly-Clark

We are organized into operating segments based on product groupings. These operating segments have been aggregated into three reportable global business segments as follows:

- *Personal Care* brands offer our consumers a trusted partner in caring for themselves and their families by delivering confidence, protection and discretion through a wide variety of innovative solutions and products such as disposable diapers, training and youth pants, swimpants, baby wipes, feminine and incontinence care products, reusable underwear and other related products. Products in this segment are sold under the Huggies, Pull-Ups, Little Swimmers, GoodNites, DryNites, Sweety, Kotex, U by Kotex, Intimus, Thinx, Poise, Depend, Plenitud, Softex and other brand names.

- *Consumer Tissue* offers a wide variety of innovative solutions and trusted brands that responsibly improve everyday living for families around the world. Products in this segment include facial and bathroom tissue, paper towels, napkins and related products, and are sold under the Kleenex, Scott, Cottonelle, Andrex, Viva, Scottex and other brand names.

- *K-C Professional* partners with businesses to create Exceptional Workplaces, helping to make them healthier, safer and more productive through a range of solutions and supporting products such as wipers, tissue, towels, personal protective equipment, soaps and sanitizers. Our brands, including Kleenex, Scott, WypAll, Kimtech and KleenGuard are well known for quality and trusted to help people around the world work better.

These reportable segments were determined in accordance with how our chief operating decision maker and our executive managers develop and execute our global strategies to drive growth and profitability of our Personal Care, Consumer Tissue and K-C Professional operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management and capacity, and capital investments for each of these businesses.

Products for household use are sold directly to supermarkets, mass merchandisers, drugstores, warehouse clubs, variety and department stores and other retail outlets, as well as through other distributors and e-commerce. Products for away-from-home use are sold through distributors, directly to manufacturing, lodging, office building, food service, and high-volume public facilities, and through e-commerce.

Our largest customer, Walmart Inc., represented approximately 13 percent in 2023 and 2022 and 14 percent in 2021 of our consolidated net sales. Net sales to Walmart Inc. were primarily in the Personal Care and Consumer Tissue segments.

On February 24, 2022, we completed our acquisition of a majority and controlling share of Thinx Inc. ("Thinx"), an industry leader in the reusable period and incontinence underwear category, for total consideration of $181 consisting of cash of $53, the fair value of our previously held equity investment of $127, and certain share-based award costs of $1. In the first quarter of 2023, we delivered a redemption notice to the third-party minority owner with respect to a portion of the remaining common securities of Thinx. This redemption closed in the second quarter of 2023, and we acquired additional ownership of Thinx for $48, increasing our ownership in Thinx to 70 percent. As part of the completion of a negotiated final redemption, we acquired the remaining 30 percent ownership of Thinx for $47 in the fourth quarter of 2023. See Item 8, Note 3 to the consolidated financial statements for details.

On June 1, 2023, we completed the sale transaction, announced on October 24, 2022, of our Neve tissue brand and related consumer and K-C Professional tissue assets in Brazil for $212, including the base purchase price of $175 and working capital and other closing adjustments of $37. This transaction also included a licensing agreement to allow the acquirer to manufacture and market in Brazil the Kleenex, Scott and Wypall brands to consumers and away-from-home customers for a period of time. See Item 8, Note 3 to the consolidated financial statements for details.

Patents and Trademarks

We own various patents and trademarks registered domestically and in many foreign countries. We consider the patents and trademarks that we own and the trademarks under which we sell certain of our products to be material to our business. Consequently, we seek patent and trademark protection by all available means, including registration.

Raw Materials

Cellulose fiber, in the form of kraft pulp or fiber recycled from recovered waste paper, is the primary raw material for our tissue products, and in the form of fluff pulp, is a component of disposable diapers, training and youth pants, feminine pads and incontinence care products.

Polypropylene and other synthetics and chemicals are the primary raw materials for manufacturing nonwoven fabrics, which are used in disposable diapers, training and youth pants, wet wipes, feminine pads, incontinence care products, and away-from-home wipers and apparel. Superabsorbent materials are important components of disposable diapers, training and youth pants and incontinence care products.

Raw materials are purchased from third parties, and we consider the supply to be adequate to meet the needs of our businesses. See Item 1A, "Risk Factors."

Competition

We have several major competitors in most of our markets, some of which are larger and more diversified than us. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities. For additional discussion of the competitive environment in which we conduct our business, see Item 1A, "Risk Factors."

Foreign Market Risks

We operate and market our products globally, and our business strategy includes targeted growth in Latin America, Asia, the Middle East and Africa. See Item 1A, "Risk Factors" for a discussion of foreign market risks that may affect our financial results.

Corporate Responsibility and Sustainability

Better care for a better world begins with focusing on the health and safety of our customers, consumers, and employees; promoting the value of inclusion, equity and diversity within our business; and making efforts to protect the rights of workers across our supply chain. We believe we can make meaningful contributions through our business activities and operations to clean water and sanitation, climate action and responsible consumption and production. Our sustainability strategy puts our brand, supply chain and innovation teams to work with the goal of creating shared value by addressing relevant global challenges and is focused on addressing key climate-related risks and opportunities throughout our value chain.

We strive to make lives better while also working to help safeguard the earth's natural systems. We implement this effort by considering our sustainability goals during our business and capital planning processes, coordinating the priorities of our supply chain, brand and innovation teams, and establishing meaningful performance indicators. Our environmental priorities include reducing our use of new fossil fuel-based plastic, while enabling circular systems to recover the materials in our products and packaging; reducing our products' use of natural forest fiber, while supporting forest biodiversity and forest dependent communities; reducing greenhouse gas emissions along our value chain, with goals approved by the Science Based Targets initiative ("SBTi"); and building resilience to water risk at our facilities and in our communities in water-stressed regions around the world. We have aligned our goals with the United Nations' Sustainable Development Goals framework. Progress on our strategy is outlined in our Global Sustainability reports.

For 2024 and 2025, we expect total capital expenditures for voluntary environmental controls or controls necessary to comply with legal requirements relating to the protection of the environment at our facilities to average approximately $50 on an annual basis. Total operating expenses for environmental compliance, including pollution control equipment operation and maintenance costs, governmental fees, and research and engineering costs, are expected to be approximately $100 in 2024 and $110 in 2025.

Total environmental capital expenditures and operating expenses are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position. Current environmental spending estimates could be modified as a result of changes in our plans or changes in legal requirements, including any requirements related to global climate change or other factors.

Regulatory Compliance

We are subject to many laws and regulations across all the countries in which we do business, and we are particularly impacted by those relating to product safety, environmental protection and data privacy and protection. We are also subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, and antitrust and competition laws and regulations that govern our dealings with suppliers, customers, competitors and government officials.

We are obligated to comply with regulations that cover product safety, efficacy, manufacturing, advertising, labeling and safety reporting. These include requirements that we provide a label that highlights perceived concerns about a product or warns consumers of risks of using our products. In some cases, it may be necessary to initiate product recalls if safety risks are considered to exist. All our facilities and other operations are subject to various environmental protection statutes and regulations, including those relating to the use of water resources and the discharge of wastewater. We are also subject to expanding laws and regulations related to sustainability-related matters, non-financial reporting and diligence, labor and employment, trade, taxation and data privacy and protection, including the European Union's General Data Protection Regulation, Brazil's General Data Protection Law, China's Personal Information Protection Law, and the California Consumer Privacy Act of 2018.

Our policy is to abide by all applicable laws and regulations, and we have internal programs in place to manage global compliance with these various requirements. We also expect that our many suppliers, consultants and other third parties working on our behalf share our commitment to compliance, and we have policies and procedures in place to manage these relationships, though they inherently involve a lesser degree of control over operations and governance. We monitor each of these areas for new or changed regulatory requirements, particularly in the rapidly evolving area of data privacy and protection. We have made, and plan to continue making, necessary expenditures for compliance with applicable laws and regulations; however, total capital expenditures and operating expenses related to compliance are not expected to have a material effect on our total capital and operating expenditures, consolidated earnings or competitive position.

Human Capital Management

We had approximately 41,000 employees as of December 31, 2023 in our consolidated operations. Approximately 35 percent of our employees were located in North America and the remainder were in approximately 60 countries outside of North America. Overall, approximately 55 percent of our workforce was directly involved in manufacturing and distribution operations.

In order to recruit, retain, develop, protect and fairly compensate our employees, we focus on the following four key areas:

- Inclusion, equity and diversity – We believe our business success is tied to creating workplaces, communities and experiences where inclusion, equity and diversity are evident and thriving. We prioritize the need to cultivate a workforce where our employees are included and empowered to do their best work. Employing people from disparate backgrounds, cultures, and experiences amplifies our ability to gather insights, foster innovation and understand the culture, context, and mindset of consumers around the world. As a company who serves global consumers and communities, we work to cultivate a workforce comprised of people who look, think, and behave like the people who use our products – now and in the future. As such, we support workforce inclusion, equity and diversity and consider it a fundamental business strategy. The Management Development and Compensation Committee ("MDC") of the Board of Directors is responsible for reviewing our inclusion, equity and diversity strategy.

- Health and safety – We strive to protect the health and safety of our employees. We create and administer company-wide policies and processes designed to protect our employees and to comply with applicable safety regulations. Health and safety training is regularly provided to our employees. We review and monitor our performance closely to drive continuous improvement in our safety programs.

- Development and employee engagement – Developing talent and leaders at all levels of the organization and engaging our employees is critical to our long-term success. We maintain talent and succession planning processes and have leadership and management development programs as well as broad learning opportunities to support career growth and skill advancement.

  We also offer all employees the opportunity to join any of our Employee Resource Groups ("ERGs"). These groups foster professional development, social connectivity, and celebrate diversity throughout our company. Current ERGs provide community and insights into the perspectives and experiences of those with African, Hispanic, Latino, and Asian ancestry, women, and LGBTQ+, as well as parents, caregivers, people with disabilities, military veterans, and new employees. Our ERGs promote career development by allowing employees to connect with and learn from one another and help amplify our inclusion, equity and diversity efforts.

  In regard to employee engagement, we hold regular Town Hall meetings where employees can ask questions of executives and make their voice heard. We host a series of conversations to drive employee and leadership engagement across a variety of topics on inclusion. We engage in continuous listening via global surveys, on an ongoing basis, that offer our employees the ability to provide feedback and valuable insights to help address potential issues and identify opportunities to improve and support employee engagement.

- Compensation and benefits – We provide market-based competitive compensation through our salary, annual incentive and long-term incentive programs and robust benefits packages that promote employee well-being across all aspects of their lives. Eligible employees are compensated for their contributions to our goals with both short-term cash incentives and long-term equity-based incentives. We also provide a variety of resources and services to help our employees plan for retirement. We believe the structure of our compensation packages provides the appropriate incentives to attract, retain and motivate our employees.

  The MDC is responsible for establishing and administering the policies governing annual compensation and long-term compensation to ensure that the policies are designed to align compensation with our overall business strategy and performance.

Available Information

We make financial information, news releases and other information available on our corporate website at *www.kimberly-clark.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on this website as soon as reasonably practicable after we file these reports and amendments with, or furnish them to, the Securities and Exchange Commission ("SEC"). The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the SEC. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 to obtain a hard copy of these reports without charge.

ITEM 1A.   RISK FACTORS

Our business faces many risks and uncertainties that we cannot control. Any of the risks discussed below, as well as factors described in other places in this Form 10-K, or in our other filings with the SEC, could adversely affect our business, consolidated financial position, results of operations or cash flows. In addition, these items could cause our future results to differ from those in any of our forward-looking statements. These risks are not the only ones we face. Other risks that we do not presently know about or that we presently believe are not material could also adversely affect us.

Business Operations

Significant increases in prices for raw materials, energy, transportation or other necessary supplies or services, without corresponding increases in our selling prices, could adversely affect our financial results.

Increases in the cost and availability of raw materials, including pulp and petroleum-based materials, the cost of energy, transportation and other necessary services, supplier constraints, supplier consolidation which could limit our sources of supply for these items, an inability to maintain favorable supplier arrangements and relations or an inability to avoid disruptions in production output could have an adverse effect on our financial results.

Cellulose fiber, in the form of kraft pulp or recycled fiber from recovered waste paper, is used extensively in our tissue products and is subject to significant price fluctuations. Cellulose fiber, in the form of fluff pulp, is a key component in our personal care products. In past years, pulp prices have experienced significant volatility. Increases in pulp prices or limits in the availability of recycled fiber could adversely affect our earnings if selling prices for our finished products are not adjusted or if these adjustments significantly trail the increases in pulp prices. We utilize a variety of pricing structures and revenue growth management strategies to manage these risks but have not used derivative instruments.

A number of our products, such as diapers, training and youth pants, feminine pads, incontinence care products and disposable wipes, contain certain materials that are principally derived from petroleum. These materials are subject to price fluctuations based on changes in petroleum prices, availability and other factors, with these prices experiencing significant volatility in recent years. We purchase these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect our earnings if selling prices for our finished products are not adjusted, if these adjustments significantly trail the increases in prices for these materials, or if we do not utilize lower priced substitutes for these materials.

Our manufacturing operations utilize electricity, natural gas and petroleum-based fuels. To help ensure we use energy efficiently and cost-effectively, we maintain energy efficiency improvement programs at our manufacturing sites. Our contracts with energy suppliers vary as to price, payment terms, quantities and duration. Our energy costs are also affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions (including actions taken to address climate change and related market responses) and geopolitical factors. There can be no assurance that we will be fully protected against substantial changes in the price or availability of energy sources.

There can be no assurance that our efforts to minimize the impact of increased costs, including increasing selling prices, in response to the increased costs will be successful.

Failure of key technology systems, cyberattacks, privacy breaches or data breaches could have a material adverse effect on our business, financial condition, results of operations and reputation.

To conduct our business, we rely extensively on information and operational technology systems, many of which are managed, hosted, provided and/or used by third parties and their vendors. These systems include, but are not limited to, programs and processes relating to internal communications and communicating with customers, consumers, vendors, investors and other parties; ordering and managing materials from suppliers; converting materials to finished products; receiving and processing purchase orders and shipping products to customers; processing transactions; storing, processing and transmitting data, including personal confidential information and payment card industry data; supporting employee data processing for our global workforce; hosting, processing and sharing confidential and proprietary research, business and financial information; and complying with financial reporting, regulatory, legal and tax requirements. Furthermore, we sell certain products directly to consumers online and through websites, mobile apps and connected devices, and we also engage in online activities, including data collection, promotions, rebates and customer loyalty and other programs, through which we may receive personal information. A breach or other breakdown in our technology, including a cyberattack, privacy incident, data incident or other event involving us or any of our third-party service providers or vendors could adversely affect our financial condition and results of operations.

Despite the security measures we have in place, the information and operational technology systems, including those of our customers, vendors, suppliers and other third-party service providers with whom we have contracted, have, in the past, and may, in the future, be vulnerable to cyber-threats such as computer viruses or other malicious codes, ransomware, cyber extortion, security incidents, denial of service attacks, unauthorized access, phishing attacks, social engineering and other disruptions from employee error, unauthorized uses, system failures, including Internet outages, unintentional or malicious actions of employees or contractors or cyberattacks by hackers, criminal groups, nation-states and nation-state-sponsored organizations and social-activist organizations. We have seen and may continue to see an increase in the number of such attacks, especially as we continue operating under a hybrid working model under which employees can work and access our technology infrastructure remotely. In addition, while we have purchased cybersecurity insurance, costs related to a cyberattack may exceed the amount of insurance coverage or be excluded under the terms of our cybersecurity insurance policy. As cyberattacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as appropriate for our operations.

Our security efforts and the efforts of our third-party providers may not prevent or timely detect future attacks and resulting breaches or breakdowns of our, or third-party service providers', databases or systems. In addition, if we or our third-party providers are unable to effectively resolve such breaches or breakdowns on a timely basis, we may experience interruptions in our ability to manage or conduct business, as well as reputational harm, governmental fines, penalties, regulatory proceedings, and litigation and remediation expenses. In addition, such incidents could result in unauthorized disclosure and misuse of material confidential information, including personal identifying information.

Cyber-threats are becoming more sophisticated, are constantly evolving and are being made by groups and individuals with a wide range of expertise and motives, and this increases the difficulty of detecting and successfully defending against them. We have incurred, and will continue to incur, expenses to comply with privacy and data protection standards and protocols imposed by law, regulation, industry standards and contractual obligations. Increased regulation of data collection, use, and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, including reporting requirements, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm our business.

In addition, data incidents or theft of personal information collected by us and our third-party service providers as well as data incidents or theft of our information may occur. We are subject to the laws and regulations of various countries where we operate or do business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor or employee information or related data. These laws and regulations change frequently, and new legislation continues to be introduced and may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. The changes introduced by data privacy and protection regulations increase the complexity of regulations enacted to protect business and personal data and they subject us to additional costs. These laws and regulations also may result in us incurring additional expenses and liabilities in the event of unauthorized access to or disclosure of personal data.

We are in the process of upgrading our enterprise resource planning system (known as SAP) to enhance operating efficiencies and provide more effective management of our business operations. We also use various other hardware, software and operating systems that may need to be upgraded or replaced in the near future as such systems cease to be supported by third-party service providers, and may be vulnerable to increased risks, including the risk of security breaches, system failures and disruptions. System upgrades take time, require oversight and may be costly, and pose several challenges, including training of personnel, communication of new rules and procedures, migration of data, increased risk of security breaches, and the potential instability of the new system. Moreover, there is no assurance that the new enterprise resource planning system will meet our current and future business needs or that it will operate as designed. Any significant failure or delay in system upgrades could cause an interruption to our business and adversely affect our operations and financial results.

Our international operations are subject to foreign market risks, including changes in foreign currency exchange rates, currency restrictions and political, social and economic instability, which may adversely affect our financial results.

Our strategy includes operations growth outside the U.S., especially in developing markets such as China, Eastern Europe, ASEAN and Latin America. About half of our net sales come from markets outside the U.S. We and our equity companies have manufacturing facilities in 33 countries and sell products in a substantial majority of countries around the world. Our results may be adversely affected by a number of foreign market risks:

- Exposure to the movement of various currencies against each other and the U.S. dollar. A portion of the exposures, arising from transactions and commitments denominated in non-local currencies, is systematically managed through foreign currency forward and swap contracts where available and economically advantageous. We do not generally hedge our income statement translation exposure with respect to foreign operations.

- Increases in currency exchange restrictions. These restrictions could limit our ability to repatriate earnings from outside the U.S. or obtain currency exchange for U.S. dollar inputs to continue operating in certain countries.

- Adverse political conditions. Risks related to political instabilities and hostilities (including the wars in Ukraine and Israel), expropriation, new or revised legal or regulatory constraints, difficulties in enforcing contractual and intellectual property rights, and potentially adverse tax consequences could adversely affect our financial results.

- Increases in dollar-based input costs for operations outside the U.S. due to weaker foreign exchange rates versus the U.S. dollar. There can be no assurance that we will be protected against substantial foreign currency fluctuations.

- Greater economic volatility and vulnerability to infrastructure and labor disruptions.

The inability to effectively manage foreign market risk could adversely affect our business, consolidated financial condition, results of operations or liquidity. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and Item 8, Note 1 to the consolidated financial statements for information regarding our adoption of highly inflationary accounting in Argentina and Türkiye.

Our operations in Russia and the surrounding region are impacted by the war in Ukraine.

The war between Russia and Ukraine has negatively impacted, and may continue to negatively impact, our operations in Russia and the surrounding region. Beginning in March 2022, we have implemented significant adjustments to our business in Russia. We have substantially curtailed media, advertising and promotional activity and suspended capital investments at our single manufacturing facility in Russia. Consistent with the humanitarian nature of our products, we manufacture and sell only essential items in Russia, such as baby diapers and feminine pads, which are critical to the health and hygiene of women, girls and babies. Our ability to continue our reduced operations in Russia may change as we continue to experience increased input costs, supply chain complexities, reduced consumer demand, restricted access to raw materials and production assets, restricted access to financial institutions and increased supply chain, professional services, monetary, currency, trade and payment/ investment sanctions and related controls. As the business, geopolitical, and regulatory environment concerning Russia evolves, we may not be able to sustain the limited manufacture and sale of our products, and our assets may be partially or fully impaired. Moreover, the war in Ukraine could result in cyber-based attacks to our information technology systems, disruptions to foreign exchange rates and financial and credit markets and amplify or affect the other risk factors set forth in this Part I, Item 1A, any of which may adversely affect our business.

We face various risks related to health epidemics, pandemics and similar outbreaks, which may have material adverse effects on our business, financial position, results of operations and cash flows.

Our business and financial results may be negatively impacted by health epidemics, pandemics and similar outbreaks. The COVID-19 pandemic has had and could continue to have negative impacts on our business, including causing significant volatility in demand for our products, changes in consumer behavior and preference, disruptions in our manufacturing and supply chain operations, disruptions to our cost saving programs, limitations on our employees' ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency and commodity volatility. Despite our efforts to manage these impacts, their ultimate impact also depends on factors beyond our knowledge or control, including the duration and severity of any such outbreak and actions taken to contain its spread and mitigate its public health effects.

Damage to the reputation of Kimberly-Clark or to one or more of our brands could adversely affect our business.

Developing and maintaining our reputation, as well as the reputation of our brands, is a critical factor in our relationship with consumers, customers, suppliers and others. Our inability to address adverse publicity or other issues, including with respect to product safety, quality, efficacy, environmental impacts (including packaging, energy and water use and waste management), substances and ingredients of potential concern, inclusion, equity and diversity, human rights and other social responsibility or similar matters, or breaches of consumer, customer, supplier, employee or other confidential information, real or perceived, could negatively impact sentiment towards us and our products and brands, and our business and financial results could suffer. In addition, our products could face withdrawal, recall or other quality issues. Consumers increasing use and reliance on social media for information could increase the risk of adverse publicity, potentially with negative perception of our products or brands. Our business and results could also be negatively impacted by the effects of product-related litigation, allegations of product tampering or contamination, or the distribution and sale of counterfeit products.

Disruption in our supply chain or our manufacturing or distribution operations could adversely affect our business.

Our ability to manufacture, distribute and sell products is critical to our operations. These activities are subject to inherent risks such as natural disasters, power outages, fires or explosions, labor strikes or labor shortages, terrorism, epidemics, pandemics (including the COVID-19 pandemic), import restrictions, regional economic, business, environmental or political events (including the wars in Ukraine and Israel), governmental regulatory requirements or nongovernmental voluntary actions in response to global climate change or other concerns regarding the sustainability of our business, which could disrupt our supply chain and impair our ability to manufacture or sell our products. This interruption, if not mitigated in advance or otherwise effectively managed, could adversely impact our business, financial condition and results of operations, as well as require additional resources to address.

We have a complex network of suppliers, including a number of sole-source and single-source suppliers for certain commodities and raw material inputs. In addition, third parties manufacture some of our products and provide certain administrative services. Disruptions or delays at these suppliers, third-party manufacturers or service providers due to the reasons above or the failure of these parties, manufacturers or service providers to otherwise satisfactorily perform, could adversely impact our operations, sales, payments to our suppliers, employees, and others, and our ability to report financial and management information on a timely and accurate basis. In the case of our sole-source suppliers, failure to successfully negotiate satisfactory purchase terms could adversely impact our business.

There is no guarantee that our ongoing efforts to reduce costs will be successful.

We continue to implement plans to improve our competitive position by achieving cost reductions in our operations. In addition, we expect ongoing cost savings from our continuous improvement activities. We anticipate these cost savings will result from reducing material costs and manufacturing waste and realizing productivity gains, distribution efficiencies and overhead reductions in each of our business segments and in our corporate functions. Any negative impact these plans have on our relationships with employees, suppliers or customers or any failure to generate the anticipated efficiencies and savings could adversely affect our financial results.

We may acquire or divest product lines or businesses, which could impact our results.

We may pursue acquisitions of product lines or businesses from third parties. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired product lines or businesses, estimation and assumption of liabilities and contingencies, personnel turnover and the diversion of management's attention from other business concerns. We may be unable to successfully integrate and manage product lines or businesses that we may acquire in the future, or be unable to achieve anticipated benefits or cost savings from acquisitions in the timeframe we anticipate, or at all.

We may periodically divest product lines or businesses. These divestitures may adversely impact our results if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested products or businesses, or mitigate overhead costs allocated to those businesses. Furthermore, the divestitures could adversely affect our ongoing business operations, including by enhancing our competitors' positions or reducing consumer confidence in our ongoing brands and products.

The inability to effectively and efficiently manage acquisitions and divestitures with the results we expect or in the timeframe we anticipate could adversely affect our business, consolidated financial condition, results of operations or liquidity.

Disruptions in the credit markets or changes to our credit ratings may adversely affect our business.

We access the long-term and short-term capital markets to obtain financing. Our financial performance, our short- and long-term debt credit ratings, interest rates, the stability of financial institutions with which we partner, geopolitical or national political developments, the stability and liquidity of the overall global capital markets and the state of the global economy, could affect our access to, and the availability and cost of, financing on acceptable terms and conditions and our ability to pay dividends in the future.

We regularly access the commercial paper market for ongoing funding requirements. A downgrade in our credit ratings by a credit rating agency could increase our borrowing costs and adversely affect our ability to issue commercial paper. Disruptions in the commercial paper market or other effects of volatile economic conditions on the credit markets also could reduce the amount of commercial paper that we could issue and raise our borrowing costs for both short- and long-term debt offerings.

Disruptions in the credit markets, limitations on our ability to borrow, a reduction in our liquidity or an increase in our borrowing costs could materially and adversely affect our financial condition and results of operations.

Climate change and other sustainability matters may adversely affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, water availability and quality, and the frequency and severity of extreme weather and natural disasters. We have transition risks related to the transition to a lower-carbon economy and physical risks related to the physical impacts of climate change. Transition risks include increased costs of carbon emission, increased cost to produce products in compliance with future regulations, increased raw materials cost, shifts in customer/consumer values and other legal, regulatory and technological risks. Physical risks include the risk of direct damage to assets or supply chain disruption caused by severe weather events such as floods, storms, wildfires and droughts. In addition, concern over climate change by governments and regulators globally have resulted and may continue to result in new legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment (or conversely, to restrict activities to address or consider climate change and related matters). Compliance with these requirements may increase our costs of doing business, including to the extent these reporting regimes are inconsistent.

There is also increased focus, including by governmental and non-governmental organizations, investors and investment managers, customers, suppliers, consumers, our employees and other stakeholders on these and other sustainability matters, including responsible sourcing and deforestation, the use of plastic, energy and water, the recyclability or recoverability of packaging, including single-use and other plastic packaging and ingredient transparency. At the same time, there is growing opposition to initiatives on these matters, and our public reporting on our sustainability initiatives, expectations, and progress, including our ambitions for 2030, may not satisfy the expectations of all stakeholders. These stakeholders may rely on their assessment or perception (or a third-party's assessment) of our sustainability practices to inform their future engagement with our company, products, and securities. Any failure to achieve our sustainability goals, including those aimed to reduce our impact on, improve or preserve the environment, or the perception (whether or not valid) that we have failed to act responsibly with respect to such matters or to effectively respond to new legal or regulatory requirements regarding climate change, could adversely affect our business and reputation, including the loss of customers or business opportunities and legal or regulatory proceedings.

Our inability to attract and retain key personnel could adversely impact our business.

We must attract, hire, retain and develop effective leaders and a highly skilled and diverse global workforce. We are experiencing an increasingly tight and competitive labor market and, should conditions worsen, we could experience greater turnover. A sustained labor shortage or increased turnover rates within our employee base could lead to increased costs over time, such as increased overtime to meet demand, and increased wages to attract and retain employees. Additionally, with our rapidly changing environment, it is critical to ensure we have the right skills, capabilities and experience needed to respond to evolving consumer and customer needs. Failure to attract and develop personnel with key emerging capabilities could disrupt our institutional knowledge base and erode our competitiveness.

Marketing and Competition

Intense competition for sales of our products, changes in consumer purchasing patterns and the inability to innovate or market our products effectively could have an adverse effect on our financial results.

We operate in highly competitive domestic and international markets against well-known, branded products and low-cost or private label products. Inherent risks in our competitive strategy include uncertainties concerning trade and consumer acceptance, the effects of consolidation within retailer and distribution channels, a growing e-commerce marketplace, and customers' and competitors' actions. Our competitors for these markets include global, regional and local manufacturers, including private label manufacturers. Some of these competitors may have better access to financial resources and greater market penetration, which enable them to offer a wider variety of products and services at more competitive prices. Alternatively, some of these competitors may have significantly lower product development and manufacturing costs, particularly with respect to private label products, allowing them to offer products at a lower price. E-commerce potentially intensifies competition by simplifying distribution and lowering barriers to entry. The actions of these competitors could adversely affect our financial results. In order to stay competitive, it may be necessary for us to lower prices on our products and increase spending on advertising and promotions, which could adversely affect our financial results.

We may be unable to anticipate or adequately respond to changes in consumer demand for our products. Demand for our products may change based on many factors, including shifting consumer purchasing patterns to lower cost options such as private-label products and mid to lower-tier value products, low birth rates in certain countries due to slow economic growth or other factors, negative customer or consumer response to pricing actions, consumer shifts in distribution from traditional retailers to e-tailers, subscription services and direct to consumer businesses, changing consumer preferences due to increased concerns in regard to post-consumer waste and packaging materials and their impact on environmental sustainability, or other changes in consumer trends or habits. If we experience lower sales due to changes in consumer demand for our products, our earnings could decrease.

Our ability to develop new products is affected by whether we can successfully anticipate consumer needs and preferences, develop and fund technological innovations, and receive and maintain necessary patent and trademark protection. In addition, we incur substantial development and marketing costs in introducing new and improved products and technologies. The introduction of a new consumer product (whether improved or newly developed) usually requires substantial expenditures for advertising and marketing to gain recognition in the marketplace. If a product gains consumer acceptance, it normally requires continued advertising and promotional support to maintain its relative market position. Some of our competitors may spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions. We may not be successful in developing new or improved products and technologies necessary to compete successfully in the industry, and we may not be successful in advertising, marketing, timely launching and selling our products, including through the use of digital and social media. Also, if we fail to perfect or successfully assert our intellectual property rights, we may be less competitive, which could adversely affect our business, financial results and financial condition.

Increasing dependence on key retailers in Developed Markets and the emergence of new sales channels may adversely affect our business.

Our products are sold in a highly competitive global marketplace, which continues to experience increased concentration and the growing presence of large-format retailers, discounters and e-tailers. With the consolidation of retail trade, both traditional retailers and e-tailers, we are dependent on key customers, and some of these customers, including large-format retailers and large e-tailers, may have significant bargaining power. They may use this leverage to demand higher trade discounts or allowances which could lead to reduced profitability. We may also be negatively affected by changes in the policies of our retail trade customers, such as inventory destocking, limitations on access to shelf space, delisting of our products, additional requirements related to safety, environmental, social and other sustainability issues, and other conditions. If we lose a significant customer or if sales of our products to a significant customer materially decrease, our business, financial condition and results of operations may be adversely affected.

Legal and Regulatory

Government regulations and enforcement, and potential litigation, could have an adverse effect on our financial results.

As a global company, we are subject to a wide variety of laws and governmental regulations across all of the countries in which we do business, including laws and regulations involving marketing, antitrust, anti-bribery or anti-corruption, data privacy, product liability, product composition or formulation, packaging content or corporate responsibility after consumer purchase, environmental impact, intellectual property, employment, healthcare, tax or other matters.

We could be subject to significant legal liability and litigation expense if we fail to comply with applicable laws, regulations, policies and related interpretations. Our business is subject to the risk of litigation involving customers, consumers, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. While it is our policy and practice to comply with all legal and regulatory requirements applicable to our business, we cannot provide assurance that our employees and agents will follow our policies and procedures at all times. A finding that we are in violation of, or out of compliance with, applicable laws or regulations could subject us to civil remedies, including fines, damages, injunctions, product recalls or criminal sanctions, any of which could adversely affect our business, results of operations, cash flows and financial condition. Whether or not a claim is successful, without merit or not fully pursued, negative publicity arising from allegations regarding our products, processes or business practices could adversely affect our reputation and brand image.

In addition, new or revised laws, regulations or their interpretation may alter the environment in which we do business which could adversely impact our financial results. For example, new legislation or regulations may result in increased costs to us, directly for our compliance, or indirectly to the extent suppliers increase prices of goods and services because of increased compliance costs, excise taxes or reduced availability of raw materials.

While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if they prevail, the amount of our recovery.

New or revised tax regulations could have an adverse effect on our financial results.

We are subject to income tax requirements in various jurisdictions in the U.S. and internationally. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Some jurisdictions have unpredictable enforcement activity. Increases in applicable tax rates, implementation of new taxes, changes in applicable tax laws and interpretations of these tax laws and actions by tax authorities in jurisdictions in which we operate could reduce our after tax income and have an adverse effect on our results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have implemented a cybersecurity program to assess, identify, and manage risks from cybersecurity threats. Our efforts are designed to maintain the confidentiality, integrity, and availability of our information and operational technology systems and the data stored on those systems. The program includes:

- periodic risk assessments to identify and assess cybersecurity risks and vulnerabilities in our information technology systems;

- security event monitoring, management, and incident response;

- third party engagements to perform periodic penetration testing and reviews of program maturity based on the National Institute of Standards and Technology ("NIST") cybersecurity framework;

- reviews by our internal audit team of the effectiveness of information technology-related internal controls;

- cybersecurity risk assessments of our third-party vendors; and

- employee training, including regular phishing simulations.

The program is continually adapting to the evolving threat landscape and technology developments.

Cybersecurity risk management is included within our overall enterprise risk management program which is overseen by our Global Risk Oversight Committee ("GROC"). The GROC is composed of executive officers and other senior leaders and coordinates with other risk assurance functions, including internal audit and compliance. The GROC receives regular briefings concerning cybersecurity risks and risk management processes.

Additional information on cybersecurity risks we face is discussed in Item 1A, "Risk Factors," which should be read in conjunction with the information in this section.

Internal Cybersecurity Team

Our Chief Information Security Officer ("CISO") oversees a team with extensive cybersecurity knowledge and experience. The team is responsible for:

- leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes;

- incident response and operational activities, including identifying and initiating updates to systems which require patching, vulnerability management strategy, red teaming, network security configurations and security architecture;

- oversight of third parties engaged to assist in our cybersecurity risk management, along with third parties' vendors; and

- legal and regulatory compliance.

Our CISO reports to our Chief Digital and Technology Officer ("CDTO"), an executive officer, who provides management of cybersecurity risks, reviews operational metrics and performs other relevant activities related to the cybersecurity function.

Security Policy and Requirements

As part of our overall risk management program, we have adopted our Information Security Policy which details the overall risk-based framework and governance for the management and security of our information technology assets and information. The policy applies to everyone who accesses our data or information resources and all of our information systems and resources, including third parties we engage. Our program aligns with the NIST cybersecurity framework.

Material Cyber Risks, Threats and Incidents

We actively monitor the evolving cybersecurity and geopolitical landscapes that could result in new or increased cybersecurity threat including geopolitical events such as the Russia invasion of Ukraine in March 2022.

As a global company serving consumers in more than 175 countries and territories, we routinely experience a wide variety of cybersecurity incidents. However, we have not experienced a cybersecurity incident that has materially affected or is reasonably likely to materially affect our business strategy, results of operation or financial condition. For a more detailed discussion of the risks we face, see Item 1A, "Risk Factors."

Incident Response

We have adopted a cybersecurity incident response plan that is designed to provide a framework across all functions for a coordinated identification and response to security incidents. The plan specifies the process for identifying, validating, classifying, documenting, and responding to cybersecurity events as well as determining whether reporting of an event is appropriate under regulatory standards. The plan also includes a materiality assessment framework that sets forth procedures to support our assessment of whether a security incident is "material" under the federal securities laws. Internal reporting and escalation protocols are in place to ensure the involvement of the CISO, other senior leaders, and the Audit Committee, as appropriate. Under the plan, we regularly conduct tabletop exercises to test our preparedness and our incident response process, and we provide ongoing training.

Governance

Our Board of Directors has delegated to the Audit Committee oversight responsibility of our risk management program, including cybersecurity, business continuity, IT operational resilience, and data privacy. The Audit Committee receives quarterly reports from our CDTO and our CISO covering cybersecurity risks, strategic programs for managing cybersecurity risk, emerging trends and operational and policy compliance metrics.

At the management level, our cybersecurity program is led by our CDTO and our CISO. Our CDTO has served in various information technology roles for over 26 years, including as Chief Digital and Technology Officer of Kimberly-Clark and as Executive Vice President and Chief Digital Officer of Toyota Motors North America, Inc. Our CISO has served as a chief information security officer or equivalent role at large public and private companies for over 16 years. Our CISO also has several information technology-related certifications, including the Certified Information Systems Security Professional ("CISSP") certification. Our CISO reports to our CDTO, who in turn regularly reports to our Chairman of the Board and Chief Executive Officer. We have protocols by which certain cybersecurity incidents are reported promptly to the Chairman of the Board and Chief Executive Officer, or the Audit Committee, as appropriate.

ITEM 2. PROPERTIES

As of December 31, 2023, we own or lease:

- our principal executive office located in the Dallas, Texas metropolitan area;

- five operating segment and geographic headquarters at three U.S. and two international locations; and

- four global business service centers at one U.S. and three international locations.

The locations of our and our equity affiliates' principal production facilities by major geographic areas of the world are as follows:

Geographic Area:	Number of Facilities
North America (in 14 states in the U.S.)	28
Outside North America	54
Total (in 33 countries)	82

Many of these facilities produce multiple products, some across multiple segments. Consumer tissue and K-C Professional products are produced in 47 facilities and personal care products are produced in 48 facilities. We believe that our and our equity affiliates' facilities are suitable for their purpose, adequate to support their businesses and well maintained.

ITEM 3. LEGAL PROCEEDINGS

See Item 8, Note 11 to the consolidated financial statements, which is incorporated in this Item 3 by reference, for information on legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names and ages of our executive officers as of February 8, 2024, together with certain biographical information, are as follows:

Ehab Abou-Oaf, 57, was elected President of K-C Professional in 2022. He is responsible for our global business to business operations which provide a deep range of essential commercial products and services, including tissue and surface wipers, skin care, safety and do-it-yourself products. Previously, he served as Vice President, Middle East & Africa since 2020. Mr. Abouf-Oaf joined Kimberly-Clark from Mars, Inc., a manufacturer of confectionery, pet food, and other food products, where he had a number of positions with increasing responsibility over 19 years, including Regional President, Asia, Middle East & Africa Confectionery from 2017 to 2019 and Regional President, Asia Pacific, Middle East & Northern Africa Chocolate from 2016 to 2017. Prior to joining Mars, he spent ten years with The Procter & Gamble Company in packaging, product development and marketing roles. He also serves on the board of trustees of the American University in Cairo and on the board of directors of the Singapore American School.

Doug Cunningham, 52, was elected President, K-C Europe, Middle East & Africa ("EMEA") in 2021. He is responsible for our consumer business in our EMEA region. Prior to that, he served as Vice President and Managing Director, Australia & New Zealand since 2019. Mr. Cunningham joined Kimberly-Clark from Johnson & Johnson, a health care products company, where he served in multiple roles across Asia Pacific, North America and Africa, most recently as Managing Director, Johnson & Johnson Pacific.

Tamera Fenske, 45, was elected Senior Vice President and Chief Supply Chain Officer in 2022. She is responsible for procurement, manufacturing, logistics, transportation, safety and sustainability, as well as our global nonwovens division. Ms. Fenske joined Kimberly-Clark from 3M Company where she served in multiple roles of increasing responsibility, most recently as Senior Vice President, U.S. and Canada Manufacturing and Supply Chain from February 2022 to September 2022, Senior Vice President Global Operations, Transportation & Electronics Business Group (TEBG) from 2021 to February 2022, Vice President of Global Operations, TEBG, from 2020 to 2021, Mfg/SC/LSS Vice President from 2018 to 2020, and Customer Value Stream Vice President from 2016 to 2018.

Zackery Hicks, 60, was elected Chief Digital and Technology Officer in 2022. He is responsible for all aspects of our information technology and digital functions, including building brands and creating differentiated capability. Mr. Hicks joined Kimberly-Clark from Toyota Motors North America, Inc., a subsidiary of Toyota Motor Corporation, a multinational automotive manufacturer, where he served as Executive Vice President and Chief Digital Officer since April 2018, and held roles of increasing responsibility with Toyota since 1996, including CEO and President of Toyota Connected North America. He also serves on the board of directors of Signet Jewelers Ltd.

Michael D. Hsu, 59, has served as Chairman of the Board since January 2020 and as Chief Executive Officer since January 2019. Prior to that, he served as President and Chief Operating Officer since 2017, where he was responsible for the day-to-day operations of our business units, along with our global innovation, marketing and supply chain functions. He served as Group President, K-C North America from 2013 to 2016, where he was responsible for our consumer business in North America, as well as leading the development of new business strategies for global nonwovens. From 2012 to 2013, his title was Group President, North America Consumer Products. He has been a director of Kimberly-Clark since 2017. Prior to joining Kimberly-Clark, Mr. Hsu served as Executive Vice President and Chief Commercial Officer of Kraft Foods, Inc., from January 2012 to July 2012, as President of Sales, Customer Marketing and Logistics from 2010 to 2012 and as President of its grocery business unit from 2008 to 2010. Prior to that, Mr. Hsu served as President and Chief Operating Officer, Foodservice at H. J. Heinz Company.

Sandra R.A. Karrmann, 58, was elected Senior Vice President and Chief Human Resources Officer in 2020. She is responsible for the design and implementation of all human capital strategies for Kimberly-Clark, including global compensation and benefits, talent management, inclusion, equity and diversity, organizational effectiveness and labor/employee relations. Ms. Karrmann joined Kimberly-Clark from Tenet Healthcare Corporation, a diversified healthcare services company, where she served as Executive Vice President and Chief Human Resources Officer since 2019 and Senior Vice President and Chief Human Resources Officer since 2017. Prior to joining Tenet, she served as Senior Vice President and Chief Human Resources Officer for United Surgical Partners International, which operates surgical facilities, since 2013.

Alison Lewis, 56, was elected Chief Growth Officer in 2019. Ms. Lewis joined Kimberly-Clark from Johnson & Johnson, where she served as Chief Marketing Officer of the Global Consumer business since 2013. Prior to her role at Johnson & Johnson, Ms. Lewis served as Chief Marketing Officer, Senior Vice President, North America at The Coca-Cola Company.

Robert Long, 66, was elected Chief Research and Development Officer in 2021. He has global responsibility for our research and development, quality and regulatory functions, and is charged with accelerating growth through innovation that addresses opportunities to elevate Kimberly-Clark's trusted brands. Mr. Long joined Kimberly-Clark from the Coca-Cola Company where he served in multiple roles of increasing responsibility, most recently as Senior Vice President for Global R&D and Chief Innovation Officer from 2016 to 2021.

Grant B. McGee, 43, was elected Senior Vice President and General Counsel in February 2024. Mr. McGee rejoined Kimberly-Clark from American Airlines, where he served as Vice President, Deputy General Counsel and Corporate Secretary from 2022 to February 2024. From 2015 to 2022, Mr. McGee served in various roles of increasing responsibility at Kimberly-Clark, most recently as Vice President and Senior Deputy General Counsel.

Jeffrey Melucci, 53, was elected Chief Business and Transformation Officer in January 2024. From November 2020 to January 2024, he served as Chief Business Development and Legal Officer, from April 2020 to November 2020, he served as Senior Vice President, Business Development and General Counsel and from September 2017 to April 2020, he served as Senior Vice President - General Counsel. From January 2017 to September 2017, he served as Vice President, Senior Deputy General Counsel and General Counsel of Kimberly-Clark's Global Operations. From 2013 to 2017, he served as Vice President and Deputy General Counsel. He also served as Chief Transformation Officer from November 2020 to October 2021, Corporate Secretary from 2014 to 2017 and General Counsel of Kimberly-Clark International from 2013 to 2016. Mr. Melucci joined Kimberly-Clark from General Electric, where he served in multiple roles of increasing responsibility, most recently as General Counsel - Aviation Systems and Aviation Business Development.

Paula S. Vaz Ramos, 44, was elected Chief Strategy and Transformation Officer in October 2021. From March 2021 to October 2021 she served as Chief Strategy Officer. She has global responsibility for our enterprise strategy and transformation activities. Ms. Ramos joined Kimberly-Clark from McKinsey & Company where she served in multiple roles of increasing responsibility over 18 years, most recently as a Partner.

Russell Torres, 52, was elected Group President, K-C North America in 2021. He is responsible for our consumer business in North America. From 2020 to 2021, he served as President of K-C Professional. Mr. Torres joined Kimberly-Clark from Newell Brands Inc., a consumer goods company, where he served as Group President since 2018 and as Chief Transformation Officer from 2016 to 2018. Prior to joining Newell Brands, Mr. Torres was a partner at Bain & Company from 2013 to 2016. Prior to that, Mr. Torres served as a senior executive at Mondelēz International in its North America Business Unit from 2011 to 2013.

Nelson Urdaneta, 51, was elected Senior Vice President and Chief Financial Officer in 2022. Prior to joining Kimberly-Clark, he served as Senior Vice President, Treasurer at Mondelēz International since September 2021. Mr. Urdaneta joined Mondelēz in 2005 and served in multiple roles of increasing responsibility, including Senior Vice President, Corporate Controller and Chief Accounting Officer and Vice President Finance, Asia Pacific. Prior to joining Mondelēz, he was the Director, Financial Planning and Analysis at Ryder System, Inc.

Gonzalo Uribe, 52, was elected President, K-C Latin America in 2020. He is responsible for our consumer business in our Latin America region. From 2018 to 2020 he served as Vice President, North Latin America and from 2017 to 2018 he served as Vice President, Andean Region. Mr. Uribe joined Kimberly-Clark from Mondelēz International, where he served in multiple roles of increasing responsibility, most recently as Western Andean, Central America and Caribbean General Manager.

Tristram Wilkinson, 55, was elected President, K-C Asia Pacific in 2021. He is responsible for our consumer business in our Asia Pacific region. From 2018 to 2021, he served as President, K-C EMEA. From 2016 to 2018, he served as Vice President and Managing Director, Central & Eastern Europe. Prior to that, Mr. Wilkinson held a number of positions of increasing responsibility within our EMEA operations, including Vice President and Managing Director, United Kingdom & Ireland. Mr. Wilkinson joined Kimberly-Clark in 1995.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Kimberly-Clark common stock is listed on the New York Stock Exchange. The ticker symbol is KMB.

Quarterly dividends have been paid continually since 1935. Dividends have been paid on or about the second business day of January, April, July and October.

As of January 31, 2024, we had 16,019 holders of record of our common stock.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

We repurchase shares of Kimberly-Clark common stock from time to time pursuant to publicly announced share repurchase programs. During 2023, we repurchased 1.8 million shares of our common stock at a cost of $225 through a broker in the open market.

The following table contains information for shares repurchased during the fourth quarter of 2023. None of the shares in this table were repurchased directly from any of our officers or directors.

Period (2023)	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs[b]
October 1 to October 31	135,225	$ 119.78	39,963,754	40,036,246
November 1	12,292	119.39	39,976,046	40,000,000
November 1 to November 30	507,399	121.25	507,399	39,492,601
December 1 to December 31	396,139	121.15	903,538	39,096,462
Total	1,051,055			

(a)   Share repurchases were made pursuant to share repurchase programs authorized by our Board of Directors on November 13, 2014 (the "2014 Program") and January 22, 2021 (the "2021 Program"). The 2014 Program allowed for the repurchase of 40 million shares in an amount not to exceed $5 billion, and the 2021 Program allows for the repurchase of 40 million shares in an amount not to exceed $5 billion. Purchases on November 1 of 12,292 shares exhausted the 2014 Program's $5 billion limit and, as a result, that program has expired. All remaining purchases in the fourth quarter of 2023 were made pursuant to the 2021 Program.

(b)   Includes shares under both the 2014 Program (through November 1, 2023), and the 2021 Program.

ITEM 6.   SELECTED FINANCIAL DATA

Intentionally Omitted

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Introduction

This MD&A is intended to provide investors with an understanding of our recent performance, financial condition and prospects. This discussion and analysis compares 2023 results to 2022. For a discussion that compares our 2022 results to 2021, see Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our 2022 Annual Report on Form 10-K. The reference to "N.M." indicates that the calculation is not meaningful. In addition, we provide commentary regarding organic sales growth, which describes the impact of changes in volume, product mix and net selling prices on net sales. Changes in foreign currency exchange rates, acquisitions and exited businesses also impact the year-over-year change in net sales. Revenue growth management is used to describe our capability that helps optimize our consumer value proposition and thereby maximize our brands' revenue potential with consumer-centric insights. It focuses on strategic pricing decisions, price pack architecture, managing our product mix, trade promotion activity and trading terms. Dollar amounts are reported in millions, except per share dollar amounts, unless otherwise noted.

The following will be discussed and analyzed:

- Overview of Business

- Overview of 2023 Results

- Business Environment and Trends

- Results of Operations and Related Information

- Liquidity and Capital Resources

- Critical Accounting Policies and Use of Estimates

- New Accounting Standards

- Information Concerning Forward-Looking Statements

Throughout this MD&A, we refer to financial measures that have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures. These measures include adjusted gross and operating profit, adjusted net income, adjusted earnings per share, adjusted other (income) and expense, net, and adjusted effective tax rate. We believe these measures provide our investors with additional information about our underlying results and trends, as well as insight to some of the financial measures used to evaluate management.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, and they should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. We compensate for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures.

The non-GAAP financial measures exclude the following items for the relevant time periods as indicated in the reconciliations included later in this MD&A:

- Sale of Brazil tissue and K-C Professional business - In 2023, we recognized a net benefit related to the sale of our Brazil tissue and K-C Professional business. See Item 8, Note 3 to the consolidated financial statements for details.

- Impairment of intangible assets - In 2023, we recognized charges related to the impairment of certain intangible assets related to Softex Indonesia and Thinx. See Item 8, Note 4 to the consolidated financial statements for details.

- Pension settlements - In 2023 and 2022, pension settlement charges were recognized related to lump-sum distributions from pension plan assets exceeding the total of annual service and interest costs resulting in a recognition of deferred actuarial losses.

- Acquisition of controlling interest in Thinx – In the first quarter of 2022, we increased our investment in Thinx. As a result of this transaction, a net benefit was recognized, primarily due to the non-recurring, non-cash gain recognized related to the remeasurement of the carrying value of our previously held equity investment to fair value, partially offset by transaction and integration costs. See Item 8, Note 3 to the consolidated financial statements for details.

Overview of Business

We are a global company focused on delivering products and solutions that provide better care for a better world, with manufacturing facilities in 33 countries, including our equity affiliates, and products sold in more than 175 countries and territories. Our products are sold under well-known brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend. We have three reportable business segments: Personal Care, Consumer Tissue and K-C Professional. These business segments are described in greater detail in Item 8, Note 15 to the consolidated financial statements.

In operating our business, we seek to:

- grow our portfolio of brands through innovation, category development and commercial execution,

- leverage our cost and financial discipline to fund growth and improve margins, and

- allocate capital in value-creating ways.

We describe our business outside North America in two groups – Developing and Emerging Markets ("D&E") and Developed Markets. D&E Markets comprise Eastern Europe, the Middle East and Africa, Latin America and Asia-Pacific, excluding Australia and South Korea. Developed Markets consist of Western and Central Europe, Australia and South Korea.

On February 24, 2022, we completed our acquisition of a majority and controlling share of Thinx, an industry leader in the reusable period and incontinence underwear category, for total consideration of $181 consisting of cash of $53, the fair value of our previously held equity investment of $127, and certain share-based award costs of $1. In the first quarter of 2023, we delivered a redemption notice to the third-party minority owner with respect to a portion of the remaining common securities of Thinx. This redemption closed in the second quarter of 2023, and we acquired additional ownership of Thinx for $48, increasing our ownership in Thinx to 70 percent. As part of the completion of a negotiated final redemption, we acquired the remaining 30 percent ownership of Thinx for $47 in the fourth quarter of 2023. As the purchase of additional ownership in an already controlled subsidiary represents an equity transaction, no gain or loss was recognized in consolidated net income or comprehensive income. See Item 8, Note 3 to the consolidated financial statements for details.

On June 1, 2023, we completed the sale transaction, announced on October 24, 2022, of our Neve tissue brand and related consumer and K-C Professional tissue assets in Brazil for $212, including the base purchase price of $175 and working capital and other closing adjustments of $37. This transaction also included a licensing agreement to allow the acquirer to manufacture and market in Brazil the Kleenex, Scott and Wypall brands to consumers and away-from-home customers for a period of time. The assets included in the sale agreement were reclassified to Other current assets as of December 31, 2022, and upon closure of the transaction, a gain of $74 pre-tax was recognized in Other (income) and expense, net. We incurred divestiture-related costs of $30 pre-tax, which were recorded in Cost of products sold and Marketing, research and general expenses, resulting in a net benefit of $44 pre-tax ($26 after tax).

Overview of 2023 Results

- Net sales of $20.4 billion increased 1 percent. Organic sales increased 5 percent, while changes in foreign currency exchange rates decreased sales by 3 percent and exited business decreased sales by 1 percent.

- In North America, organic sales increased 4 percent in consumer products and increased 8 percent in K-C Professional.

- Outside North America, organic sales increased 5 percent in D&E Markets and increased 4 percent in Developed Markets.

- Operating Profit and Net Income Attributable to Kimberly-Clark were $2,344 and $1,764 in 2023, respectively.

- Diluted earnings per share were $5.21 in 2023 compared to $5.72 in 2022. Results in 2023 include the net benefit related to the sale of the Brazil tissue and K-C Professional business of $0.08, charges related to the impairment of intangible assets of $1.36 and pension settlement charges of $0.08. Results in 2022 include a net benefit of $0.20 associated with the acquisition of Thinx, primarily due to the non-recurring, non-cash gain recognized related to the remeasurement of the carrying value of our previously held equity investment to fair value, partially offset by transaction and integration costs, and pension settlement charges of $0.12.

- We continue to focus on generating cash flow and allocating capital to shareholders. Cash provided by operations was $3.5 billion in 2023. We raised our dividend in 2023 by 2 percent, the 51st consecutive annual increase in our dividend. Altogether, share repurchases and dividends in 2023 amounted to $1.8 billion.

In 2024, we plan to continue to execute our strategies for long-term success which include delivering balanced, sustainable growth by growing our brands in-line with or ahead of category growth, leveraging our cost and financial discipline to fund growth and improve margins, and allocating capital in value-creating ways. Our growth strategy is built on two pillars. Elevate our core business is our first pillar and is driven by delivering value-added innovations and driving category opportunities. Expanding our markets is our second pillar and emphasizes Personal Care. Both strategies are enabled by our focus on accelerating and investing in our commercial capabilities through digital marketing, revenue growth management, consumer-inspired innovation and strong in-market execution.

Our strong legacy of financial discipline supports our growth strategy by driving ongoing supply chain productivity through our FORCE (Focused On Reducing Costs Everywhere) program, controlling discretionary spending, driving down working capital and maintaining the top-tier return on invested capital. Our capital allocation strategy is consistent with our historical approach of disciplined capital spending, payment of a top tier dividend, evaluation of acquisition opportunities and allocation of excess cash flow to share repurchases.

We are subject to risks and uncertainties, which can affect our business operations and financial results. See Item 1A, "Risk Factors" in this Form 10-K for additional information.

Business Environment and Trends

Our results of operations have been, and we expect them to continue to be, affected by the following factors and key trends, which may cause our future results of operations to differ from our historical results discussed under "Results of Operations and Related Information."

COVID-19 - The macro business environment has experienced unprecedented volatility in recent years reflecting the effects of the global COVID-19 pandemic on supply and demand dynamics. We have seen stabilization in demand across all of our business segments during 2022 and 2023, and we expect this trend to continue.

The pandemic significantly disrupted supply chains across the globe, primarily due to the very significant fluctuations in demand and related transportation and labor supply issues. Resulting supply shortages led to record levels of inflation in commodities and other costs. During 2023, inflation slowed, but costs remain elevated across many categories of our raw materials, labor, energy and other input costs, as well as transportation costs, and we expect that these elevated levels could persist in 2024, although at a decreasing rate of inflation compared to the prior fiscal year.

Additionally, consumer purchasing power has generally been impacted negatively by the inflation driven by the effects of the pandemic which can impact consumer purchasing patterns.

Birth Rate Trends - Sales of our baby and child care products are highly correlated with birth rate trends. In recent years, birth rate declines in key countries, including China, South Korea and the U.S., have pressured category volume growth rates. To help mitigate the effects of birth rate declines, we aim to drive sales growth at or ahead of category growth rates through innovation, premiumization, strong brand building plans and digital marketing investment as part of our Elevate and Expand growth strategy.

Competition - Our products are sold in a highly competitive global marketplace. Our competitors include global, regional and local manufacturers, including private label manufacturers which offer products that are typically sold at lower prices. In particular, private label market share has been increasing in the tissue category. Increased purchases of private label products could reduce net sales of our higher-margin products which would negatively impact our profitability. While the global marketplace in which we operate has always been highly competitive, we continue to experience increased concentration and the growing presence of large-format retailers, discounters and e-tailers. This market environment has resulted in increased pressure on pricing and other competitive factors, and we expect these pressures to continue in the coming year.

Pricing - Our net sales growth and profitability may be affected as we adjust prices to address market conditions. We adjust our product prices based on a number of variables including demand, the competitive environment, technological improvements, product innovations and changes in our raw material, distribution, energy and other input costs. In 2022 and early 2023, certain price increases were in response to continuing inflation related to the ongoing impacts of the COVID-19 pandemic and other market conditions, including the war in Ukraine. In 2024, we anticipate that challenging market conditions, including those related to inflation and foreign currency exchange rate fluctuations, may continue to impact pricing. Price changes may affect net sales, earnings and market share in the near term as the market adjusts to new pricing and other market conditions.

Operating Costs - Our operating costs include raw materials, labor, selling, general and administrative expenses, general business taxes, currency impacts and financing costs. We manage these costs through cost saving and productivity initiatives, sourcing and hedging programs, and pricing actions. To remain competitive on our operating structure, we continue to work on programs to expand our profitability. While some costs moderated in 2023, they still remained elevated and our results were impacted by increased costs, particularly for pulp, resin, distribution, labor and energy, primarily related to COVID-19 pandemic driven effects and the effect of the war in Ukraine. In 2024, we expect that increased costs will continue to affect us, although at a decreasing rate of inflation compared to the prior fiscal year.

Evolving Consumer Product and Shopping Preferences - The retail landscape in many of our markets continues to evolve due to the rapid growth of e-commerce retailers, changing consumer preferences (as consumers increasingly shop online) and the increased presence of alternative retail channels, such as subscription services and direct-to-consumer businesses. Changing consumer preferences also include increased concerns in regard to post-consumer waste and packaging materials and their impact on environmental sustainability. If we experience lower sales due to changes in consumer demand for our products, our earnings could decrease. We believe our strategic growth focus, sustainability initiatives, innovation pipeline and continued investment in e-commerce capabilities has us well positioned relative to these changing dynamics.

Volatility of Global Markets - Our growth strategy depends in part on our ability to expand our operations, including in D&E Markets. Some D&E Markets have greater political, economic and currency volatility and greater vulnerability to infrastructure and labor disruptions. Volatility in these markets affects our production costs and the demand for our products and may impact our supply chain and distribution networks. Volatility in global consumer demand, commodity costs and foreign currency exchange rates increased significantly over the past few years and is expected to continue in the near term.

Climate Change - We operate in many regions around the world where our businesses could be disrupted by climate change. Our climate change risk categories include risks related to the transition to a lower-carbon economy ("Transition Risks") and risks related to the physical impacts of climate change ("Physical Risks"). Transition Risks include increased costs of carbon emission, increased cost to produce products in compliance with future regulations, increased raw materials cost, shifts in customer/consumer values and other legal, regulatory and technological risks. Physical Risks include the risk of direct damage to assets or supply chain disruption caused by severe weather events such as floods, storms, wildfires and droughts. We continue to progress toward our 2030 Sustainability Goals which include elements that aim for reductions in greenhouse gas emissions, use of natural forest fibers, use of plastics and use of water in water-stressed regions.

War in Ukraine - Beginning in March 2022, we have implemented significant adjustments to our business in Russia. We have substantially curtailed media, advertising and promotional activity and suspended capital investments in our sole manufacturing facility in Russia. Consistent with the humanitarian nature of our products, we manufacture and sell only essential items in Russia, such as baby diapers and feminine pads, which are critical to the health and hygiene of women, girls and babies. Our Russia business has represented approximately 1 to 2 percent of our net global sales, operating profit and total assets. Our ability to continue our operations in Russia may change as the situation evolves. Our business in Russia is experiencing increased input costs, supply chain complexities, reduced consumer demand, restricted access to raw materials and production assets, and restricted access to financial institutions, as well as increased supply chain, professional services, monetary, currency, trade and payment/investment sanctions and related controls. We are actively monitoring the situation, and as the business, geopolitical and regulatory environment concerning Russia evolves, we may not be able to sustain the limited manufacture and sale of our products, and our assets may be partially or fully impaired. We are also monitoring the increased risk of cyber-based attacks as a result of the war in Ukraine and have implemented additional cybersecurity measures designed to address the evolving threat landscape.

Results of Operations and Related Information

This section presents a discussion and analysis of net sales, operating profit and other information relevant to an understanding of 2023 results of operations.

Consolidated

Selected Financial Results

	Year Ended December 31		
	2023	**2022**	**Change 2023 vs. 2022**
Net Sales:			
North America	$ **11,132**	$ 10,663	+4%
Outside North America	**9,552**	9,799	-3%
Intergeographic sales	**(253)**	(287)	-12%
Total Net Sales	**20,431**	20,175	+1%
Operating Profit:			
North America	**2,475**	2,071	+20%
Outside North America	**1,056**	979	+8%
Corporate & Other[a]	**(1,118)**	(412)	N.M.
Other (income) and expense, net[a]	**69**	(43)	N.M.
Total Operating Profit	**2,344**	2,681	-13%
Provision for income taxes	**(453)**	(495)	-8%
Share of net income of equity companies	**196**	116	+69%
Net Income Attributable to Kimberly-Clark Corporation	**1,764**	1,934	-9%
Diluted Earnings per Share	**5.21**	5.72	-9%

(a) Corporate & Other and Other (income) and expense, net includes income and expenses not associated with the business segments, including adjustments as indicated in the Non-GAAP Reconciliations.

GAAP to Non-GAAP Reconciliations of Selected Financial Results

	Twelve Months Ended December 31, 2023				
	As Reported	**Sale of Brazil Tissue and K-C Professional Business**	**Impairment of Intangible Assets**	**Pension Settlements**	**As Adjusted Non-GAAP**
Cost of products sold	$ **13,399**	$ 15	$ —	$ —	$ 13,384
Gross Profit	**7,032**	(15)	—	—	7,047
Marketing, research and general expenses	**3,961**	15	—	—	3,946
Impairment of intangible assets	**658**	—	658	—	—
Other (income) and expense, net	**69**	(74)	—	—	143
Operating Profit	**2,344**	44	(658)	—	2,958
Nonoperating expense	**(96)**	—	—	(35)	(61)
Provision for income taxes	**(453)**	(18)	175	9	(619)
Effective tax rate	**22.4%**	—	—	—	23.2%
Net income attributable to noncontrolling interests	**—**	—	20	—	(20)
Net Income Attributable to Kimberly-Clark Corporation	**1,764**	26	(463)	(26)	2,227
Diluted Earnings per Share[a]	**5.21**	0.08	(1.36)	(0.08)	6.57

	Twelve Months Ended December 31, 2022			
	As Reported	Acquisition of Controlling Interest in Thinx	Pension Settlements	As Adjusted Non-GAAP
Marketing, research and general expenses	$ 3,581	$ 21	$ —	$ 3,560
Other (income) and expense, net	(43)	(85)	—	42
Operating Profit	2,681	64	—	2,617
Nonoperating expense	(73)	—	(52)	(21)
Provision for income taxes	(495)	4	13	(512)
Effective tax rate	21.2%	—	—	22.0%
Net Income Attributable to Kimberly-Clark Corporation	1,934	68	(39)	1,905
Diluted Earnings per Share[a]	5.72	0.20	(0.12)	5.63

(a) "As Adjusted Non-GAAP" may not equal "As Reported" plus "Adjustments" as a result of rounding.

Analysis of Consolidated Results

Percent Change in Net Sales 2023 vs. 2022	Volume	Net Price	Mix/Other	Exited Business[e]	Currency	Total[a]	Organic[b]
Consolidated	(2)	6	1	(1)	(3)	1	5
North America	—	4	—	—	—	5	5
Developed & Emerging	(5)	8	2	(2)	(8)	(6)	5
Developed Markets	(6)	9	1	—	(1)	3	4

Percent Change in Adjusted Operating Profit 2023 vs. 2022	Volume	Net Price	Input Costs	Cost Savings[c]	Currency Translation	Other[d]	Total
Twelve months ended	(6)	49	(2)	12	(5)	(35)	13

(a) Total may not equal the sum of volume, net price, mix/other, exited business and currency due to rounding and excludes intergeographic sales.

(b) Combined impact of changes in volume, net price and mix/other.

(c) Benefits of the FORCE (Focused On Reducing Costs Everywhere) program.

(d) Includes impact of changes in product mix, marketing, research and general expenses, foreign currency transaction effects and other manufacturing costs.

(e) Impact of the sale of Brazil tissue and K-C Professional business.

Net sales of $20.4 billion increased 1 percent compared to the year ago period. Operating profit was $2,344 in 2023 and $2,681 in 2022. Adjusted operating profit was $2,958 in 2023 and $2,617 in 2022. Results benefited from higher net selling prices, $325 of cost savings from our FORCE program, and improved product mix, partially offset by higher marketing, research and general expenses, unfavorable foreign currency effects, higher other manufacturing costs, lower volumes and higher input costs.

Other (income) and expense, net was $69 of expense in 2023, which primarily reflected unfavorable foreign currency effects, including highly inflationary accounting adjustments, partially offset by the gain on the sale of the Brazil tissue and K-C Professional business. Other (income) and expense, net was $43 of income in 2022, which primarily reflected the non-recurring, non-cash gain recognized upon the acquisition of a controlling interest in Thinx related to the remeasurement of the carrying value of our previously held equity investment to fair value. Adjusted other (income) and expense, net was $143 and $42 of expense in 2023 and 2022, respectively.

The effective tax rate was 22.4 percent in 2023 compared to the effective tax rate of 21.2 percent in 2022. The adjusted effective tax rate was 23.2 percent in 2023 compared to 22.0 percent in 2022.

Our share of net income of equity companies was $196 in 2023 and $116 in 2022. Kimberly-Clark de Mexico, S.A.B. de C.V. results in 2023 benefited from favorable foreign currency effects, higher net selling prices and cost savings, partially offset by higher input costs and general and administrative expenses.

Diluted earnings per share were $5.21 in 2023 and $5.72 in 2022. Adjusted earnings per share of $6.57 in 2023 increased 17 percent compared to $5.63 in 2022. The increase was primarily driven by higher adjusted operating profit and improved net income from our equity companies.

Business Segments

Personal Care

	2023	2022			2023	2022
Net Sales	$ 10,691	$ 10,622	Operating Profit		$ 1,890	$ 1,787

Percent Change in Net Sales 2023 vs. 2022	Volume	Net Price	Mix/Other	Currency	Total[a]	Organic[b]
Total Personal Care	(1)	5	1	(5)	1	5
North America	1	2	—	—	4	4
D&E Markets	(4)	9	2	(11)	(4)	7
Developed Markets	(5)	6	1	(2)	—	3

Percent Change in Operating Profit 2023 vs. 2022	Volume	Net Price	Input Costs	Cost Savings[c]	Currency Translation	Other[d]	Total
Twelve months ended	(1)	31	(3)	8	(6)	(23)	6

(a) Total may not equal the sum of volume, net price, mix/other and currency due to rounding and excludes intergeographic sales.

(b) Combined impact of changes in volume, net price and mix/other.

(c) Benefits of the FORCE program.

(d) Includes impact of changes in product mix, marketing, research and general expenses, foreign currency transaction effects and other manufacturing costs.

Net sales of $10.7 billion increased 1 percent compared to the year ago period, while organic sales increased 5 percent driven by changes in net selling prices and product mix of 5 percent and 1 percent, respectively, partially offset by lower volumes of approximately 1 percent. Changes in foreign currency exchange rates decreased sales by approximately 5 percent. Changes in net selling prices and foreign currency exchange rates for D&E Markets were primarily driven by highly inflationary economies.

Operating profit of $1,890 increased 6 percent. Results benefited from higher net selling prices, cost savings and improved product mix, partially offset by higher marketing research and general expenses and unfavorable foreign currency effects.

Consumer Tissue

	2023	2022		2023	2022
Net Sales	$ 6,290	$ 6,243	Operating Profit	$ 976	$ 806

Percent Change in Net Sales 2023 vs. 2022	Volume	Net Price	Mix/Other	Exited Business[e]	Currency	Total[a]	Organic[b]
Total Consumer Tissue	(3)	6	—	(2)	(1)	1	3
North America	—	5	—	—	—	5	5
D&E Markets	(9)	7	—	(8)	(3)	(13)	(2)
Developed Markets	(5)	9	—	—	(1)	4	4

Percent Change in Operating Profit 2023 vs. 2022	Volume	Net Price	Input Costs	Cost Savings[c]	Currency Translation	Other[d]	Total
Twelve months ended	(7)	48	(8)	14	—	(26)	21

(a) Total may not equal the sum of volume, net price, mix/other, exited business and currency due to rounding and excludes intergeographic sales.

(b) Combined impact of changes in volume, net price and mix/other.

(c) Benefits of the FORCE program.

(d) Includes impact of changes in product mix, marketing, research and general expenses, foreign currency transaction effects and other manufacturing costs.

(e) Impact of the sale of Brazil tissue and K-C Professional business.

Net sales of $6.3 billion increased 1 percent compared to the year ago period, while organic sales increased 3 percent driven by changes in net selling prices of 6 percent, partially offset by lower volumes of 3 percent. Exited business decreased sales by approximately 2 percent, and changes in foreign currency exchange rates decreased sales by approximately 1 percent.

Operating profit of $976 increased 21 percent. Results benefited from higher net selling prices and cost savings, partially offset by higher other manufacturing costs, higher input costs, lower volumes and higher marketing research and general expenses.

K-C Professional

	2023	2022		2023	2022
Net Sales	$ 3,404	$ 3,256	Operating Profit	$ 665	$ 457

Percent Change in Net Sales 2023 vs. 2022	Volume	Net Price	Mix/Other	Exited Business[e]	Currency	Total[a]	Organic[b]
Total K-C Professional	(5)	10	1	(1)	(1)	5	7
North America	(2)	9	—	—	—	8	8
D&E Markets	(5)	10	1	(6)	(6)	(5)	6
Developed Markets	(13)	13	4	—	—	4	4

Percent Change in Operating Profit 2023 vs. 2022	Volume	Net Price	Input Costs	Cost Savings[c]	Currency Translation	Other[d]	Total
Twelve months ended	(14)	73	10	13	(3)	(33)	46

(a) Total may not equal the sum of volume, net price, mix/other, exited business and currency due to rounding and excludes intergeographic sales.

(b) Combined impact of changes in volume, net price and mix/other.

(c) Benefits of the FORCE program.

(d) Includes impact of changes in product mix, marketing, research and general expenses, foreign currency transaction effects and other manufacturing costs.

(e) Impact of the sale of Brazil tissue and K-C Professional business.

Net sales of $3.4 billion increased 5 percent compared to the year ago period, while organic sales increased 7 percent driven by changes in net selling prices and product mix of 10 percent and 1 percent, respectively, partially offset by lower volumes of 5 percent. The decrease in volumes primarily reflected expected elasticity from pricing actions. Exited business decreased sales by 1 percent, and changes in foreign currency exchange rates decreased sales by 1 percent.

Operating profit of $665 increased 46 percent. Results benefited from higher net selling prices, cost savings and lower input costs, partially offset by lower volumes, higher other manufacturing costs, higher marketing research and general expenses and unfavorable foreign currency effects.

Liquidity and Capital Resources

Cash Provided by Operations

Cash provided by operations was $3,542 in 2023 compared to $2,733 in 2022. The increase was driven by the increase in operating profit, excluding the effect of non-cash charges, and improvements in working capital.

Obligations

The following table presents our total contractual obligations for which cash flows are fixed or determinable.

	Total	2024	2025	2026	2027	2028	2029+
Long-term debt	$ 7,993	$ 566	$ 559	$ 403	$ 601	$ 698	$ 5,166
Interest payments on long-term debt	3,118	289	276	254	247	224	1,828
Operating lease liabilities	519	145	128	110	64	27	45
Unconditional purchase obligations	3,042	1,528	1,029	227	227	13	18
Open purchase orders	1,285	1,133	131	12	5	2	2
Total contractual obligations	$15,957	$ 3,661	$ 2,123	$ 1,006	$ 1,144	$ 964	$ 7,059

The unconditional purchase obligations are for the purchase of raw materials, primarily superabsorbent materials, pulp and utilities. Although we are primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, we believe exposure to losses, if any, under these arrangements is not material.

The open purchase orders displayed in the table represent amounts for goods and services we have negotiated for delivery.

The table does not include amounts where payments are discretionary or the timing is uncertain. The following payments are not included in the table:

- We will fund our defined benefit pension plans to meet or exceed statutory requirements and currently expect to contribute approximately $20 to these plans in 2024.

- Other postretirement benefit payments are estimated using actuarial assumptions, including expected future service, to project the future obligations. Based upon those projections, we anticipate making annual payments for these obligations of approximately $50 through 2033.

- Accrued income tax liabilities for uncertain tax positions, deferred taxes and noncontrolling interests.

Investing

Our capital spending was $766 in 2023 and $876 in 2022. Proceeds from asset and business dispositions of $245 primarily reflected the sale of our Brazil tissue and K-C Professional business. Acquisition of business, net of cash acquired of $46 in 2022 reflected the acquisition of a controlling interest of Thinx. We expect capital spending to be approximately $900 in 2024.

Financing

We issue long-term debt in the public market periodically. Proceeds from the offerings are used for general corporate purposes, including repayment of maturing debt or outstanding commercial paper indebtedness. See Item 8, Note 6 to the consolidated financial statements for details.

Our short-term debt, which consists of U.S. commercial paper with original maturities up to 90 days and/or other similar short-term debt issued by non-U.S. subsidiaries, was $2 as of December 31, 2023 (included in debt payable within one year on the consolidated balance sheet). The average month-end balance of short-term debt for the twelve months ended December 31, 2023 was $139. These short-term borrowings provide supplemental funding to support our operations. The level of short-term debt generally fluctuates depending upon the amount of operating cash flows and the timing of customer receipts and payments for items such as pension contributions, dividends and income taxes.

At December 31, 2023, total debt was $8.0 billion compared to $8.4 billion at December 31, 2022.

In 2023, Cash paid for redemption of common securities of Thinx of $95 was to acquire the remaining ownership of Thinx. See Item 8, Note 3 to the consolidated financial statements for details.

We maintain a $2.0 billion revolving credit facility which expires in June 2028 and a $750 revolving credit facility which expires in May 2024. These facilities, currently unused, support our commercial paper program, and would provide liquidity in the event our access to the commercial paper markets is unavailable for any reason.

In October 2021, members of the Organization for Economic Co-operation and Development/G20 Inclusive Framework on Base Erosion and Profit Shifting Project ("Inclusive Framework") agreed to a two-pillar solution to reform the international tax framework to realign international taxation with economic activities and value creation. Inclusive Framework members agreed to a coordinated system of Global anti-Base Erosion rules, referred to as Pillar 2, that are designed to ensure large multinational enterprises pay a minimum 15 percent level of tax on the income arising in each jurisdiction in which they operate. Many countries have formally implemented Pillar 2, and several other countries have draft legislation to implement this framework. We do not expect Pillar 2 current and proposed legislation to materially impact our effective tax rate or cash flows. We will continue to monitor and evaluate new legislation and guidance, which could change our current assessment.

The United Kingdom's Financial Conduct Authority, which regulated the London Interbank Offered Rate ("LIBOR"), has completed its phase out of LIBOR as of June 30, 2023. The effect of the elimination of LIBOR was not material.

We paid $1.6 billion in dividends in 2023. The Board of Directors approved a dividend increase of 3.4 percent for 2024. We repurchase shares of Kimberly-Clark common stock from time to time pursuant to publicly announced share repurchase programs. During 2023, we repurchased 1.8 million shares of our common stock at a cost of $225 through a broker in the open market.

We believe that our ability to generate cash from operations and our capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending, pension contributions, dividends and other needs for the foreseeable future. Further, we do not expect restrictions or taxes on repatriation of cash held outside of the U.S. to have a material effect on our overall business, liquidity, financial condition or results of operations for the foreseeable future.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting policies we used in the preparation of the consolidated financial statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to accruals for sales incentives and trade promotion allowances, pension and other postretirement benefits, deferred income taxes and potential income tax assessments, and goodwill and other intangible assets. These critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

Sales Incentives and Trade Promotion Allowances

Trade promotion programs include introductory marketing funds such as slotting fees, cooperative marketing programs, temporary price reductions and other activities conducted by our customers to promote our products. Rebate and promotion accruals are based on estimates of the quantity of customer sales. Promotion accruals also consider estimates of the number of consumer coupons that will be redeemed and timing and costs of activities within the promotional programs. Generally, the estimated redemption value of consumer coupons and related expense are based on historical patterns of coupon redemption, influenced by judgments about current market conditions such as competitive activity in specific product categories, and the cost is recorded when the related revenue from customers is realized. Our related accounting policies are discussed in Item 8, Note 1 to the consolidated financial statements.

Employee Postretirement Benefits

Substantially all regular employees in the U.S. and the United Kingdom are covered by defined contribution retirement plans and certain U.S. and United Kingdom employees previously earned benefits covered by defined benefit pension plans that currently provide no future service benefit (the "Principal Plans"). Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. Our related accounting policies and account balances are discussed in Item 8, Note 8 to the consolidated financial statements.

Changes in certain assumptions could affect pension expense and the benefit obligations, particularly the estimated long-term rate of return on plan assets and the discount rate used to calculate the obligations:

- Long-term rate of return on plan assets. The expected long-term rate of return is evaluated on an annual basis. In setting these assumptions, we consider a number of factors including projected future returns by asset class relative to the target asset allocation. Actual asset allocations are regularly reviewed and they are periodically rebalanced to the targeted allocations when considered appropriate.

  As of December 31, 2023, the Principal Plans had cumulative unrecognized investment and actuarial losses of approximately $1.0 billion. These unrecognized net losses may increase future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate pension obligations, or (iii) other actuarial gains, and whether such accumulated actuarial losses at each measurement date exceed the "corridor" as required. If the expected long-term rate of return on assets for the Principal Plans were lowered by 0.25 percent, the impact on annual pension expense would not be material in 2024.

- Discount rate. The discount (or settlement) rate used to determine the present value of our future U.S. pension obligation at December 31, 2023 was based on a portfolio of high quality corporate debt securities with cash flows that largely match the expected benefit payments of the plan. For the United Kingdom plan, the discount rate was determined based on yield curves constructed from a portfolio of high quality corporate debt securities. Each year's expected future benefit payments were discounted to their present value at the appropriate yield curve rate to determine the pension obligations. If the discount rate assumptions for these same plans were reduced by 0.25 percent, the increase in annual pension expense would not be material in 2024, and the December 31, 2023 pension liability would increase by about $60.

- Other assumptions. There are a number of other assumptions involved in the calculation of pension expense and benefit obligations, primarily related to participant demographics and benefit elections.

Pension expense for defined benefit pension plans is estimated to approximate $50 in 2024. Pension expense beyond 2024 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered participants in the plans.

Substantially all U.S. retirees and employees have access to our unfunded health care and life insurance benefit plans. Changes in significant assumptions could affect the consolidated expense and benefit obligations, particularly the discount rate used to calculate the obligations and the health care cost trend rate:

- Discount rate. The determination of the discount rates used to calculate the benefit obligations of the plans is discussed in the pension benefit section above, and the methodology for each country is the same as the methodology used to determine the discount rate for that country's pension obligation. If the discount rate assumptions for these plans were reduced by 0.25 percent, the impact to 2024 other postretirement benefit expense and the increase in the December 31, 2023 benefit liability would not be material.

- Health care cost trend rate. The health care cost trend rate is based on a combination of inputs including our recent claims history and insights from external advisers regarding recent developments in the health care marketplace, as well as projections of future trends in the marketplace.

Deferred Income Taxes and Potential Assessments

As a global organization, we are subject to income tax requirements in various jurisdictions in the U.S. and internationally. Changes in certain assumptions related to income taxes could significantly affect consolidated results, particularly with regard to valuation allowances on deferred tax assets, undistributed earnings of subsidiaries outside the U.S. and uncertain tax positions. Our income tax related accounting policies, account balances and matters affecting income taxes are discussed in Item 8, Note 13 to the consolidated financial statements.

- Deferred tax assets and related valuation allowances. We have recorded deferred tax assets related to, among other matters, income tax loss carryforwards, income tax credit carryforwards and capital loss carryforwards and have established valuation allowances against these deferred tax assets. These carryforwards are primarily in non-U.S. taxing jurisdictions and in certain states in the U.S. Foreign tax credits earned in the U.S. in current and prior years, which cannot be used currently, also give rise to net deferred tax assets. In determining the valuation allowances to establish against these deferred tax assets, many factors are considered, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

- Undistributed earnings. As of December 31, 2023, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $7.2 billion. Earnings of $3.3 billion were previously subject to U.S. federal income tax. Any additional taxes due with respect to such previously-taxed foreign earnings, if repatriated, would generally be limited to foreign and U.S. state income taxes. Deferred taxes have been recorded on $0.8 billion of earnings of foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining $2.5 billion of previously-taxed foreign earnings and therefore have not recorded deferred taxes for foreign and U.S. state income taxes on such earnings. We consider any excess of the amount for financial reporting over tax basis in our foreign subsidiaries to be indefinitely reinvested. The determination of deferred tax liabilities on the amount of financial reporting over tax basis or the $2.5 billion of previously-taxed foreign earnings is not practicable.

- Uncertain tax positions. We record our global tax provision based on the respective tax rules and regulations for the jurisdictions in which we operate. Where we believe that a tax position is supportable for income tax purposes, the item is included in our income tax returns. Where treatment of a position is uncertain, a liability is recorded based upon the expected most likely outcome taking into consideration the technical merits of the position based on specific tax regulations and facts of each matter. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities or the expiration of the statute of limitations.

Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not subject to amortization and are tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Intangible assets that are deemed to have finite lives are amortized over their useful lives, generally ranging from 4 to 20 years. We typically obtain the assistance of third-party valuation specialists to measure the acquisition date fair values of goodwill and other intangible assets acquired.

Events and conditions that could result in impairment include a sustained drop in the market price of our common shares, increased competition or loss of market share, obsolescence, product claims that result in a significant loss of sales or profitability over the product life, deterioration in macroeconomic conditions, or declining financial performance in comparison to projected results.

Our related accounting policies, acquisition of Thinx and goodwill and other intangible assets account balances and other intangible asset impairment charges are discussed in Item 8, Notes 1, 3 and 4, respectively, to the consolidated financial statements.

Goodwill

In our evaluation of goodwill impairment, we have the option to first assess qualitative factors such as macroeconomic, industry and competitive conditions, legal and regulatory environments, historical and projected financial performance, significant changes in the reporting unit and the magnitude of excess fair value over carrying amount from the previous quantitative impairment testing. If the result of a qualitative test indicates a potential for impairment, a quantitative test is performed. When a quantitative test is considered necessary, estimates of fair value for goodwill impairment testing are determined based on a discounted cash flow model and a market-based approach. We use inputs from our long-range planning process to determine growth rates for sales and earnings. The other key estimates and factors used in the discounted cash flow include, but are not limited to, discount rates, actual business trends experienced, commodity prices, foreign exchange rates, inflation and terminal growth rates.

For 2023, we completed the required annual assessment of goodwill for impairment for all of our reporting units using a qualitative assessment as of the first day of the third quarter, and we determined that it is more likely than not that the fair value of goodwill significantly exceeds the carrying amount for each of our reporting units.

Other Intangible Assets

We evaluate the useful lives of our other intangible assets, primarily brands, to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Our estimate of the fair value of our brand assets is based on a discounted cash flow model and a market-based approach using inputs which include projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate. The cash flows used in the discounted cash flow model are consistent with those we use in our internal planning, which gives consideration to actual business trends experienced and the long-term business strategy.

We performed our 2023 impairment assessment of our intangible assets as of the first day of the third quarter, subsequent to the impairments recognized in the second quarter of 2023, and based upon a qualitative assessment, no additional impairment indicators were found to be present. See Item 8, Note 4 to the consolidated financial statements for details.

New Accounting Standards

See Item 8, Note 1 to the consolidated financial statements for a description of recent accounting standards and their anticipated effects on our consolidated financial statements.

Forward Looking Statements

Certain matters contained in this report concerning the business outlook, including raw material, energy and other input costs, the anticipated cost savings from our FORCE program, cash flow and uses of cash, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, including the impact in Argentina and Türkiye, effective tax rate, contingencies and anticipated transactions of Kimberly-Clark, including dividends, share repurchases and pension contributions, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based upon management's expectations and beliefs concerning future events impacting Kimberly-Clark.

There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. In addition, many factors outside our control, including the war in Ukraine (including the related responses of consumers, customers, and suppliers and sanctions issued by the U.S., the European Union, Russia or other countries), pandemics, epidemics, fluctuations in foreign currency exchange rates, the prices and availability of our raw materials, supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which we do business), failure to realize the expected benefits or synergies from our acquisition and disposition activity, impairment of goodwill and intangible assets and our projections of operating results and other factors that may affect our impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities (including the war in Israel), government trade or similar regulatory actions, potential competitive pressures on selling prices for our products, energy costs, general economic and political conditions globally and in the markets in which we do business, as well as our ability to maintain key customer relationships, could affect the realization of these estimates.

The factors described under Item 1A, "Risk Factors" in our Form 10-K, or in our other SEC filings, among others, could cause our future results to differ from those expressed in any forward-looking statements made by us or on our behalf. Other factors not presently known to us or that we presently consider immaterial could also affect our business operations and financial results.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, we are exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation. Foreign currency derivative instruments are primarily entered into with major financial institutions. Our credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is actively monitored but is not considered significant since these transactions are executed with a diversified group of financial institutions.

Presented below is a description of our risks (foreign currency risk and interest rate risk) together with a sensitivity analysis, performed annually, of each of these risks based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period. Also included is a description of our commodity price risk.

Foreign Currency Risk

A portion of our foreign currency risk is managed through the systematic use of foreign currency forward contracts. The use of these instruments supports the management of transactional exposures to exchange rate fluctuations as the gains or losses incurred on the derivative instruments will offset, in whole or in part, gains or losses on the underlying foreign currency exposure. We also utilize cross currency swaps and foreign denominated debt to hedge certain investments in foreign subsidiaries. The gain or loss on these instruments is recognized in other comprehensive income to offset the change in value of the net investments being hedged.

Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on our foreign currency contracts and transactional exposures at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10 percent change in the foreign currency exchange rate versus the U.S. dollar.

As of December 31, 2023, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would not be material to our consolidated financial position, results of operations or cash flows. This hypothetical loss on transactional exposures is based on the difference between the December 31, 2023 rates and the assumed rates.

Our operations in Argentina ("K-C Argentina") are reported using highly inflationary accounting and their functional currency is the U.S. dollar. Changes in the value of an Argentine peso versus the U.S. dollar applied to our net peso monetary position are recorded in Other (income) and expense, net at the time of the change. As of December 31, 2023, K-C Argentina had an immaterial net peso monetary position and a 10 percent unfavorable change in the exchange rate would not be material.

As of April 1, 2022, we elected to adopt highly inflationary accounting for our operations in Türkiye ("K-C Türkiye"), and their functional currency is also the U.S. dollar. Changes in the value of a Turkish lira versus the U.S. dollar applied to our net lira monetary position are recorded in Other (income) and expense, net at the time of the change. As of December 31, 2023, K-C Türkiye had an immaterial net lira monetary position and a 10 percent unfavorable change in the exchange rate would not be material.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10 percent change in the currency exchange rates. As of December 31, 2023, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of our foreign currency translation exposures would have reduced stockholders' equity by approximately $600. In the view of management, the above potential UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to our consolidated financial position because they would not affect our cash flow.

Interest Rate Risk

Interest rate risk is managed through the maintenance of a portfolio of variable and fixed-rate debt composed of short and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2023, the long-term debt portfolio was comprised of primarily fixed-rate debt. From time to time, we also hedge the anticipated issuance of fixed-rate debt and those contracts are designated as cash flow hedges.

In order to determine the impact of changes in interest rates on our financial position or future results of operations, we calculated the increase or decrease in the market value of fixed-rate debt using a 10 percent change in current market interest rates and the rates governing these instruments. At December 31, 2023, a 10 percent decrease in interest rates would have increased the fair value of unhedged fixed-rate debt by about $347, which would not have a significant impact on our financial statements as we do not record unhedged fixed-rate debt at fair value.

Commodity Price Risk

We are subject to commodity price risk, the most significant of which relates to the price of pulp and petroleum-based materials. Selling prices of products are influenced, in part, by the market price for these pulp and petroleum-based materials. As previously discussed under Item 1A, "Risk Factors," increases in pulp or petroleum-based material prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in commodity prices. In some instances, we use contracts of varying durations along with strategic pricing mechanisms to manage volatility for a portion of our commodity costs, but derivative instruments have not been used to manage these risks.

Our energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed under Item 1A, "Risk Factors," there can be no assurance we will be fully protected against substantial changes in the price or availability of energy sources. In addition, we are subject to price risk for utilities and manufacturing inputs, used in our manufacturing operations. Derivative instruments are used in accordance with our risk management policy to hedge a portion of the price risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31				
(Millions of dollars, except per share amounts)		2023		2022		2021
Net Sales	$	**20,431**	$	20,175	$	19,440
Cost of products sold		**13,399**		13,956		13,452
Gross Profit		**7,032**		6,219		5,988
Marketing, research and general expenses		**3,961**		3,581		3,399
Impairment of intangible assets		**658**		—		—
Other (income) and expense, net		**69**		(43)		28
Operating Profit		**2,344**		2,681		2,561
Nonoperating expense		**(96)**		(73)		(86)
Interest income		**66**		14		6
Interest expense		**(293)**		(282)		(256)
Income Before Income Taxes and Equity Interests		**2,021**		2,340		2,225
Provision for income taxes		**(453)**		(495)		(479)
Income Before Equity Interests		**1,568**		1,845		1,746
Share of net income of equity companies		**196**		116		98
Net Income		**1,764**		1,961		1,844
Net income attributable to noncontrolling interests		**—**		(27)		(30)
Net Income Attributable to Kimberly-Clark Corporation	$	**1,764**	$	1,934	$	1,814

Per Share Basis

Net Income Attributable to Kimberly-Clark Corporation

Basic	$	**5.22**	$	5.73	$	5.38
Diluted	$	**5.21**	$	5.72	$	5.35

See notes to the consolidated financial statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Millions of dollars)	Year Ended December 31					
	2023		**2022**		**2021**	
Net Income	**$**	**1,764**	$	1,961	$	1,844
Other Comprehensive Income (Loss), Net of Tax						
Unrealized currency translation adjustments		**89**		(355)		(288)
Employee postretirement benefits		**(15)**		103		122
Cash flow hedges and other		**12**		(185)		84
Total Other Comprehensive Income (Loss), Net of Tax		**86**		(437)		(82)
Comprehensive Income		**1,850**		1,524		1,762
Comprehensive income attributable to noncontrolling interests		**1**		(19)		(15)
Comprehensive Income Attributable to Kimberly-Clark Corporation	**$**	**1,851**	$	1,505	$	1,747

See notes to the consolidated financial statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31	
(Millions of dollars)	2023	2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,093	$ 427
Accounts receivable, net	2,135	2,280
Inventories	1,955	2,269
Other current assets	520	753
Total Current Assets	5,703	5,729
Property, Plant and Equipment, Net	7,913	7,885
Investments in Equity Companies	306	238
Goodwill	2,085	2,074
Other Intangible Assets, Net	197	851
Other Assets	1,140	1,193
TOTAL ASSETS	$ 17,344	$ 17,970
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Debt payable within one year	$ 567	$ 844
Trade accounts payable	3,653	3,813
Accrued expenses and other current liabilities	2,316	2,289
Dividends payable	394	388
Total Current Liabilities	6,930	7,334
Long-Term Debt	7,417	7,578
Noncurrent Employee Benefits	669	654
Deferred Income Taxes	374	647
Other Liabilities	860	799
Redeemable Common and Preferred Securities of Subsidiaries	26	258
Stockholders' Equity		
Kimberly-Clark Corporation		
Preferred stock - no par value - authorized 20.0 million shares, none issued	—	—
Common stock - $1.25 par value - authorized 1.2 billion shares; issued 378.6 million shares at December 31, 2023 and 2022	473	473
Additional paid-in capital	878	679
Common stock held in treasury, at cost - 41.6 and 41.1 million shares at December 31, 2023 and 2022, respectively	(5,222)	(5,137)
Retained earnings	8,368	8,201
Accumulated other comprehensive income (loss)	(3,582)	(3,669)
Total Kimberly-Clark Corporation Stockholders' Equity	915	547
Noncontrolling Interests	153	153
Total Stockholders' Equity	1,068	700
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 17,344	$ 17,970

See notes to the consolidated financial statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Millions of dollars, shares in thousands, except per share amounts)	Common Stock Issued Shares	Amount	Additional Paid-in Capital	Treasury Stock Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2020	378,597	$ 473	$ 657	39,873	$ (4,899)	$ 7,567	$ (3,172)	$ 243	$ 869
Net income in stockholders' equity, excludes redeemable interests' share	—	—	—	—	—	1,814	—	29	1,843
Other comprehensive income, net of tax, excludes redeemable interests' share	—	—	—	—	—	—	(67)	(14)	(81)
Stock-based awards exercised or vested	—	—	(80)	(1,339)	146	—	—	—	66
Shares repurchased	—	—	—	3,228	(430)	—	—	—	(430)
Recognition of stock-based compensation	—	—	26	—	—	—	—	—	26
Dividends declared ($4.56 per share)	—	—	—	—	—	(1,538)	—	(36)	(1,574)
Other	—	—	2	—	—	15	—	1	18
Balance at December 31, 2021	378,597	473	605	41,762	(5,183)	7,858	(3,239)	223	737
Net income in stockholders' equity, excludes redeemable interests' share	—	—	—	—	—	1,934	—	38	1,972
Other comprehensive income, net of tax, excludes redeemable interests' share	—	—	—	—	—	—	(429)	(9)	(438)
Stock-based awards exercised or vested	—	—	(86)	(1,406)	145	—	—	—	59
Shares repurchased	—	—	—	779	(100)	—	—	—	(100)
Recognition of stock-based compensation	—	—	147	—	—	—	—	—	147
Dividends declared ($4.64 per share)	—	—	—	—	—	(1,566)	—	(98)	(1,664)
Other	—	—	13	—	1	(25)	(1)	(1)	(13)
Balance at December 31, 2022	378,597	473	679	41,135	(5,137)	8,201	(3,669)	153	700
Net income in stockholders' equity, excludes redeemable interests' share	—	—	—	—	—	1,764	—	37	1,801
Other comprehensive income, net of tax, excludes redeemable interests' share	—	—	—	—	—	—	87	(3)	84
Stock-based awards exercised or vested	—	—	(70)	(1,327)	140	—	—	—	70
Shares repurchased	—	—	—	1,791	(225)	—	—	—	(225)
Recognition of stock-based compensation	—	—	165	—	—	—	—	—	165
Dividends declared ($4.72 per share)	—	—	—	—	—	(1,594)	—	(35)	(1,629)
Other	—	—	104	—	—	(3)	—	1	102
Balance at December 31, 2023	378,597	$ 473	$ 878	41,599	$ (5,222)	$ 8,368	$ (3,582)	$ 153	$ 1,068

See notes to the consolidated financial statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS

(Millions of dollars)	Year Ended December 31		
	2023	2022	2021
Operating Activities			
Net income	**$ 1,764**	$ 1,961	$ 1,844
Depreciation and amortization	**753**	754	766
Asset impairments	**676**	—	3
Gain on previously held equity investment in Thinx	**—**	(85)	—
Stock-based compensation	**169**	150	26
Deferred income taxes	**(322)**	(57)	(70)
Net (gains) losses on asset and business dispositions	**(75)**	15	39
Equity companies' earnings (in excess of) less than dividends paid	**(59)**	6	25
Operating working capital	**582**	(17)	46
Postretirement benefits	**24**	(4)	47
Other	**30**	10	4
Cash Provided by Operations	**3,542**	2,733	2,730
Investing Activities			
Capital spending	**(766)**	(876)	(1,007)
Acquisition of business, net of cash acquired	**—**	(46)	—
Proceeds from asset and business dispositions	**245**	12	43
Investments in time deposits	**(720)**	(658)	(918)
Maturities of time deposits	**815**	797	836
Other	**8**	(14)	(10)
Cash Used for Investing	**(418)**	(785)	(1,056)
Financing Activities			
Cash dividends paid	**(1,588)**	(1,558)	(1,516)
Change in short-term debt	**(371)**	261	(97)
Debt proceeds	**363**	—	605
Debt repayments	**(475)**	(312)	(269)
Proceeds from exercise of stock options	**97**	94	65
Acquisitions of common stock for the treasury	**(225)**	(100)	(400)
Cash paid for redemption of common securities of Thinx	**(95)**	—	—
Cash dividends paid to noncontrolling interests	**(35)**	(98)	(36)
Other	**(45)**	(47)	(48)
Cash Used for Financing	**(2,374)**	(1,760)	(1,696)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**(84)**	(31)	(11)
Change in Cash and Cash Equivalents	**666**	157	(33)
Cash and Cash Equivalents - Beginning of Year	**427**	270	303
Cash and Cash Equivalents - End of Year	**$ 1,093**	$ 427	$ 270

See notes to the consolidated financial statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies

Basis of Presentation

The consolidated financial statements present the accounts of Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest as if they were a single economic entity in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany transactions and accounts are eliminated in consolidation. The terms "Corporation," "Kimberly-Clark," "we," "our," and "us" refer to Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest. Dollar amounts are reported in millions, except per share dollar amounts, unless otherwise noted.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, sales incentives and trade promotion allowances, employee postretirement benefits, and deferred income taxes and potential assessments.

Cash Equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less.

Inventories and Distribution Costs

Most U.S. inventories are valued at the lower of cost, using the Last-In, First-Out ("LIFO") method, or market. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost or net realizable value using either the First-In, First-Out ("FIFO") or weighted-average cost methods. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Distribution costs are classified as cost of products sold.

Property and Depreciation

Property, plant and equipment are stated at cost and are depreciated on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use, are capitalized. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which generally does not exceed 5 years.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of the cash flows of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss on the transaction is included in income.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized, but rather is assessed for impairment annually and whenever events and circumstances indicate that impairment may have occurred. Impairment testing compares the reporting unit carrying amount, including goodwill, with its fair value. If the reporting unit carrying amount, including goodwill, exceeds its fair value, a goodwill impairment charge for the excess amount above fair value would be recorded. In our evaluation of goodwill impairment, we have the option to first assess qualitative factors such as macroeconomic, industry and competitive conditions, legal and regulatory environments, historical and

projected financial performance, significant changes in the reporting unit and the magnitude of excess fair value over carrying amount from the previous quantitative impairment testing. If the qualitative assessment determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test using discounted cash flows to estimate fair value must be performed. Alternatively, if the qualitative assessment determines that it is more likely than not that the fair value of a reporting unit is more than its carrying value, then further quantitative testing is not required. For 2023, we completed the required annual assessment of goodwill for impairment for all of our reporting units using a qualitative assessment as of the first day of the third quarter, and we determined that it is more likely than not that the fair value of goodwill significantly exceeds the carrying amount for each of our reporting units.

Indefinite-lived intangible assets, other than goodwill, consist of certain brand names related to our acquisition of Softex Indonesia and are tested for impairment annually at the same time as our goodwill impairment assessment and whenever events and circumstances indicate that impairment may have occurred. Our estimate of the fair value of our brand assets is based on a discounted cash flow model and a market-based approach using inputs which include projected revenues from our long-range plan, assumed royalty rates that could be payable if we did not own the brands, and a discount rate. For 2023, we completed the required annual assessment of indefinite-lived intangible assets, other than goodwill, for impairment using a qualitative assessment as of the first day of the third quarter, subsequent to the impairment recognized in the second quarter of 2023, and we determined that it is more likely than not that the fair value is more than the carrying amount for each of these intangible assets.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset. Estimated useful lives range from 10 to 20 years for trademarks and 4 to 20 years for certain acquired distributor and customer relationships.

Investments in Equity Companies

Investments in companies which we do not control but over which we have the ability to exercise significant influence and that, in general, are at least 20 percent-owned by us, are stated at cost plus equity in undistributed net income. These investments are evaluated for impairment when warranted. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging "other than temporary," we would consider the length of time and extent to which the fair value of the equity company investment has been less than the carrying amount, the near-term and longer-term operating and financial prospects of the equity company, and our longer-term intent of retaining the investment in the equity company.

Revenue Recognition

Sales revenue is recognized at the time of product shipment or delivery, depending on when control passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Sales are reported net of returns, consumer and trade promotions, rebates and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.

Sales Incentives and Trade Promotion Allowances

The cost of promotion activities provided to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons and related expense are recorded when the related revenue from customers is realized. Rebate and promotion accruals are based on estimates of the quantity of customer sales. Promotion accruals also consider estimates of the number of consumer coupons that will be redeemed and timing and costs of activities within the promotional programs.

Advertising Expense

Advertising costs are expensed in the year the related advertisement or campaign is first presented through traditional or digital media. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

Research Expense

Research and development costs are charged to expense as incurred.

Other Income

Certain amounts not directly associated with the current operations of the business are recorded in Other (income) and expense, net.

On June 1, 2023, we completed the sale transaction, announced on October 24, 2022, of our Neve tissue brand and related consumer and K-C Professional tissue assets in Brazil for $212, including the base purchase price of $175 and preliminary working capital and other closing adjustments of $37. This transaction also included a licensing agreement to allow the acquirer to manufacture and market in Brazil the Kleenex, Scott and Wypall brands to consumers and away-from-home customers for a period of time. Upon closure of the transaction, a gain of $74 pre-tax was recognized in Other (income) and expense, net. See Note 3 for details.

In the first quarter of 2022, an $85 non-recurring, non-cash gain was recognized in Other (income) and expense, net as a result of the remeasurement of the carrying value of our previously held equity investment to fair value upon the acquisition of a controlling interest in Thinx Inc. ("Thinx"). See Note 3 for details.

Foreign Currency Translation

The income statements of foreign operations, other than those in highly inflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized translation adjustments. Under highly inflationary accounting, the countries' functional currency becomes the U.S. dollar, and its income statement and balance sheet are measured in U.S. dollar using both current and historical rates of exchange.

As of July 1, 2018, we elected to adopt highly inflationary accounting for our subsidiaries in Argentina ("K-C Argentina"). The effect of changes in exchange rates on peso-denominated monetary assets and liabilities has been reflected in earnings in Other (income) and expense, net. As of December 31, 2023, K-C Argentina had an immaterial net peso monetary position. Net sales of K-C Argentina were approximately 1 percent of our consolidated net sales in 2023, 2022 and 2021.

As of April 1, 2022, we elected to adopt highly inflationary accounting for our subsidiary in Türkiye ("K-C Türkiye"). The effect of changes in exchange rates on lira-denominated monetary assets and liabilities has been reflected in earnings in Other (income) and expense, net. As of December 31, 2023, K-C Türkiye had an immaterial net lira monetary position. Net sales of K-C Türkiye were less than 1 percent of our consolidated net sales in 2023 and 2022.

Derivative Instruments and Hedging

Our policies allow the use of derivatives for risk management purposes and prohibit their use for speculation. Our policies also prohibit the use of any leveraged derivative instrument. Consistent with our policies, foreign currency derivative instruments, interest rate swaps and locks, and the majority of commodity hedging contracts are entered into with major financial institutions. At inception, we formally designate certain derivatives as cash flow, fair value or net investment hedges and establish how the effectiveness of these hedges will be assessed and measured. This process links the derivatives to the transactions or financial balances they are hedging. Changes in the fair value of derivatives not designated as hedging instruments are recorded in earnings as they occur. All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur. The gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur, and is reclassified to income in the same period that the hedged item affects income. The gain or loss on derivatives designated as hedges of investments in foreign subsidiaries is recognized in other comprehensive income to offset the change in value of the net investments being hedged. Certain foreign-currency derivative instruments not designated as hedging instruments have been entered into to manage certain non-functional currency denominated monetary assets and liabilities. The gain or loss on these derivatives is included in income in the period that changes in their fair values occur. Cash flows from derivatives are classified within the consolidated statement of cash flows in the same category as the items being hedged. Cash flows from derivatives are classified within Operating Activities, except for derivatives designated as net investment hedges which are classified in Investing Activities. See Note 12 for disclosures about derivative instruments and hedging activities.

<u>Leases</u>

Lease assets and lease liabilities are recognized at the commencement of an arrangement where it is determined at inception that a lease exists. Lease assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. These assets and liabilities are initially recognized based on the present value of lease payments over the lease term calculated using our incremental borrowing rate generally applicable to the location of the lease asset, unless the implicit rate is readily determinable. Lease assets also include any upfront lease payments made and exclude lease incentives. Lease terms include options to extend or terminate the lease when it is reasonably certain that those options will be exercised.

Variable lease payments are generally expensed as incurred and include certain index-based changes in rent, certain nonlease components, such as maintenance and other services provided by the lessor, and other charges included in the lease. Leases with an initial term of 12 months or less are not recorded on the balance sheet, and the expense for these short-term leases and for operating leases is recognized on a straight-line basis over the lease term.

Certain lease agreements with lease and nonlease components are combined as a single lease component. The depreciable life of lease assets and leasehold improvements is limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

<u>Accounting Standard -Adopted During 2023</u>

In 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2022-04, *Liabilities – Supplier Finance Programs (Subtopic 405-50)*. The new guidance requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of the financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the provision on roll forward information, which is effective for fiscal years beginning after December 15, 2023. We adopted this ASU as of January 1, 2023, except for the amendment on roll forward information which was adopted January 1, 2024, on a prospective basis. As the guidance requires only additional disclosure, there were no effects of this standard on our financial position, results of operations or cash flows.

<u>Accounting Standards Issued - Not Adopted as of December 31, 2023</u>

In 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280)*. The new guidance improves reportable segment disclosures primarily through enhanced disclosures about significant segment expenses and by requiring current annual disclosures to be provided in interim periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The new guidance is to be applied retrospectively to all prior periods presented unless impracticable to do so. As the guidance requires only additional disclosure, there will be no effects of this standard on our financial position, results of operations or cash flows.

In 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740)*. The new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the amendments should be applied on a prospective basis with retrospective application permitted. As the guidance requires only additional disclosure, there will be no effects of this standard on our financial position, results of operations or cash flows.

Note 2. 2018 Global Restructuring Program

In 2018, we initiated our 2018 Global Restructuring Program to reduce our structural cost base by streamlining and simplifying our manufacturing supply chain and overhead organization. The restructuring actions were completed in 2021. We closed or sold 11 manufacturing facilities and expanded production capacity at several others. We exited or divested some lower-margin businesses that generated approximately 1 percent of our net sales. Workforce reductions were approximately 6,000. The restructuring impacted all of our business segments and our organizations in all major geographies.

The restructuring actions were completed with total costs of $2.2 billion pre-tax ($1.6 billion after tax). Pre-tax cash and non-cash costs of $1.2 billion and $1.0 billion, respectively, were incurred.

The following net charges were incurred in connection with the 2018 Global Restructuring Program:

| | Year Ended December 31 | | | | |
	2021	2020	2019	2018	Total
Cost of products sold:					
Charges for workforce reductions	$ 4	$ 10	$ 31	$ 149	$ 194
Asset impairments	3	17	—	74	94
Asset write-offs	17	63	54	112	246
Incremental depreciation	18	94	235	172	519
Other exit costs	112	99	96	34	341
Total	154	283	416	541	1,394
Marketing, research and general expenses:					
Charges for workforce reductions	39	13	(12)	243	283
Other exit costs	72	96	111	137	416
Total	111	109	99	380	699
Other (income) and expense, net[a]	10	(9)	(194)	(12)	(205)
Nonoperating expense[b]	79	36	45	127	287
Total charges	354	419	366	1,036	2,175
Provision for income taxes	(75)	(94)	(118)	(243)	(530)
Net charges	279	325	248	793	1,645
Net impact related to equity companies and noncontrolling interests	2	(2)	—	(10)	(10)
Net charges attributable to Kimberly-Clark Corporation	$ 281	$ 323	$ 248	$ 783	$ 1,635

(a) Other (income) and expense, net in 2019 was the result of pre-tax gains on the sales of manufacturing facilities and associated real estate which were disposed of as part of the restructuring.

(b) Represents non-cash pension settlement and curtailment charges resulting from restructuring actions, primarily in the U.S., United Kingdom and Canada.

The measurement of the asset impairment charges was based on the excess of the carrying values of the impacted asset groups over their fair values. These fair values were measured by using discounted cash flows expected over the limited time the assets would remain in use or the expected sales value, and as a result, the assets were essentially written off or written down to fair value less costs to sell. The use of discounted cash flows represents a level 3 measure under the fair value hierarchy.

The impact related to restructuring charges was recorded in Operating working capital and Other Operating Activities, as appropriate, in our consolidated cash flow statement. Cash payments of $235, $249, $302 and $325 were made during 2021, 2020, 2019 and 2018, respectively.

Note 3. Acquisition and Divestiture

On February 24, 2022, we completed our acquisition of a majority and controlling share of Thinx, an industry leader in the reusable period and incontinence underwear category, for total consideration of $181 consisting of cash of $53, the fair value of our previously held equity investment of $127, and certain share-based award costs of $1.

We previously accounted for our ownership interest in Thinx as an equity method investment, but upon increasing our ownership to 58 percent, we began consolidating the operations of Thinx into our financial statements at the end of the first quarter of 2022. The consolidated results of operations for Thinx are reported in our Personal Care business segment on a one-month lag. Prior to the acquisition of the remaining outstanding shares in the fourth quarter of 2023, the share of Thinx net income and equity attributable to the third-party minority owner of Thinx was classified in our consolidated income statement within Net income attributable to noncontrolling interests and in our consolidated balance sheet within Redeemable Common and Preferred Securities of Subsidiaries. This noncontrolling equity interest was measured at the estimated redemption value, which approximated fair value.

During the first quarter of 2022, we substantially completed an initial purchase price allocation in which we utilized several generally accepted valuation methodologies to estimate the fair value of certain acquired assets. The primary valuation methods included two forms of the Income Approach (i.e., the multi-period excess earnings method [distributor method] and the relief-from-royalty method). These valuation methodologies are commonly used to value similar identifiable intangible assets in the Consumer Packaged Goods industry. All of the selected valuation methodologies incorporate unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy in Accounting Standard Codification 820, *Fair Value Measurements*. In connection with these valuation methodologies, we are required to make estimates and assumptions regarding market comparable companies, revenue growth rates, operating margins, distributor and customer attrition rates, royalty rates, distributor margins, discount rates, etc., which are primarily based on cash flow forecasts, business plans, economic projections and other information available to market participants. The purchase price allocation was finalized in the first quarter of 2023 with immaterial measurement period adjustments recorded.

The total purchase price consideration was allocated to the net assets acquired based upon their respective final estimated fair values as follows:

Current assets	$	28
Property, Plant and Equipment, Net		2
Goodwill		298
Other Intangible Assets, Net		123
Other assets		4
Current liabilities		(18)
Deferred income taxes		(18)
Other liabilities		(4)
Fair value of net assets acquired		415
Less fair value of noncontrolling interest		(234)
Total purchase price consideration	$	181

Other Intangible Assets, Net includes brands and customer relationships which have estimated useful lives of 4 to 15 years, primarily 15 years. Based on the carrying value of these finite-lived assets as of December 31, 2023, amortization expense per year for each of the next five years is estimated to be approximately $3.

Goodwill of $298 was allocated to the Personal Care business segment. The goodwill is primarily attributable to future growth opportunities and any intangible assets that did not qualify for separate recognition. For tax purposes, the acquisition of additional Thinx shares was treated as a stock acquisition, and the goodwill acquired is not tax deductible.

As a result of this transaction during the quarter ended March 31, 2022, an $85 non-recurring, non-cash gain was recognized in Other (income) expense, net as a result of the remeasurement of the carrying value of our previously held equity investment to fair value, and related transaction and integration costs of $21 were recorded in Marketing, research and general expenses. This recognition resulted in a net benefit of $64 pre-tax ($68 after tax) being included in our consolidated income statement for the quarter ended March 31, 2022. In addition, we removed the non-cash gain impact from Operating Activities in our consolidated cash flow statements for the year ended December 31, 2022.

In the first quarter of 2023, we delivered a redemption notice to the third-party minority owner with respect to a portion of the remaining common securities of Thinx. The redemption closed in the second quarter of 2023, and we acquired additional ownership of Thinx for $48, increasing our controlling ownership to 70 percent. As part of the completion of a negotiated final redemption, we acquired the remaining 30 percent ownership of Thinx for $47 in the fourth quarter of 2023. As the purchase of additional ownership in an already controlled subsidiary represents an equity transaction, no gain or loss was recognized in consolidated net income or comprehensive income. The following table discloses the effect of the change in the ownership interest between us and the previous noncontrolling interest:

	Year Ended December 31, 2023
Net income attributable to Kimberly-Clark Corporation	$ 1,764
Increase in Kimberly-Clark Corporation's additional paid-in capital for purchase of the remaining shares of Thinx[a]	87
Change in net income attributable to Kimberly-Clark Corporation and transfer to noncontrolling interests	$ 1,851

(a)   The acquisition of the remaining ownership of Thinx was recorded as a reduction in Redeemable Common and Preferred Securities of Subsidiaries of $234, an increase to retained earnings of $52, an increase to additional paid-in capital of $87, and a reduction of cash of $95.

Pro forma results of operations have not been presented as the impact on our consolidated financial statements is not material.

Divestiture

On June 1, 2023, we completed the sale transaction, announced on October 24, 2022, of our Neve tissue brand and related consumer and K-C Professional tissue assets in Brazil for $212, including the base purchase price of $175 and working capital and other closing adjustments of $37. This transaction also included a licensing agreement to allow the acquirer to manufacture and market in Brazil the Kleenex, Scott and Wypall brands to consumers and away-from-home customers for a period of time. The assets included in the sale agreement were reclassified to Other current assets as of December 31, 2022, and upon closure of the transaction, a gain of $74 pre-tax was recognized in Other (income) and expense, net. We incurred divestiture-related costs of $30 pre-tax, which were recorded in Cost of products sold and Marketing, research and general expenses, resulting in a net benefit of $44 pre-tax ($26 after tax).

Note 4.   Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2023 and 2022 were as follows:

	Personal Care	Consumer Tissue	K-C Professional	Total
Balance at December 31, 2021	$ 961	$ 494	$ 385	$ 1,840
Acquisition	304	—	—	304
Effect of foreign currency translation	(60)	(6)	(4)	(70)
Balance at December 31, 2022	1,205	488	381	2,074
Divestiture	—	(4)	(3)	(7)
Effect of foreign currency translation	9	7	2	18
Balance at December 31, 2023	$ 1,214	$ 491	$ 380	$ 2,085

The carrying amounts of Other Intangible Assets, Net for the years ended December 31, 2023 and 2022 were as follows:

	December 31					
	2023			**2022**		
	Gross Carrying Amount[b]	**Accumulated Amortization**[b]	**Net Carrying Amount**	**Gross Carrying Amount**[b]	**Accumulated Amortization**[b]	**Net Carrying Amount**
Intangible assets with indefinite lives:						
Brand names	$ 68	$ —	$ 68	$ 610	$ —	$ 610
Intangibles assets with finite lives:						
Trademarks and brand names	148	(83)	65	253	(91)	162
Other intangible assets[a]	76	(12)	64	98	(19)	79
Total intangible assets with finite lives	224	(95)	129	351	(110)	241
Total	$ 292	$ (95)	$ 197	$ 961	$ (110)	$ 851

(a) Other intangible assets primarily include customer and distributor relationships.

(b) Amounts subject to foreign currency adjustments.

Amortization expense relating to the intangible assets with finite lives was $13, $15 and $9 for the three years ended December 31, 2023, 2022 and 2021, respectively. Based on the carrying values of the intangible assets with finite lives as of December 31, 2023, amortization expense for each of the next five years is estimated to be approximately $9.

In the second quarter of 2023, we conducted forecasting and strategic reviews and integration assessments of our Softex Indonesia business, acquired in the fourth quarter of 2020, and with performance below expectations since acquisition, we revised internal financial projections of the business to reflect updated expectations of future financial performance. These reviews and the subsequent revisions in the projections highlighted challenges for the Softex business arising from modified consumer shopping behavior in the post-COVID-19 period, inflationary pressures and other macroeconomic factors and increased competitive activity in the region. As a result of separate management reviews, we also have revised internal financial projections associated with our acquisition of a controlling interest in Thinx as a result of performance below expectations due to the impact of modified consumer shopping behavior in the post-COVID-19 period.

These revisions were considered triggering events requiring interim impairment assessments to be performed relative to the intangible assets that had been recorded as part of these acquisitions. These intangible assets were recorded as part of the Personal Care business segment and included indefinite-lived and finite-lived brands and finite-lived distributor and customer relationships. As a result of the interim impairment assessments, we recognized impairment charges, principally arising from the impairment charge of $593 related to the Softex business, totaling $658 pre-tax ($483 after tax) to write-down these intangible assets to their respective fair values aggregating to $188 as of June 30, 2023. The valuation methods used in the assessments included the relief from royalty and distributor and customer relationships methods. This noncash charge was included in Impairment of intangible assets in our consolidated income statement and in Asset impairments within Operating Activities in our consolidated cash flow statement.

We believe our estimates and assumptions used in the valuations are reasonable and comparable to those that would be used by other market participants; however, actual events and results could differ substantially from those used in the valuation, and to the extent such factors result in a failure to achieve the projected cash flows used to estimate fair value, additional noncash impairment charges could be required in the future.

Note 5.   Fair Value Information

The following fair value information is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels in the hierarchy used to measure fair value are:

Level 1—Unadjusted quoted prices in active markets accessible at the reporting date for identical assets and liabilities.

Level 2—Quoted prices for similar assets or liabilities in active markets. Quoted prices for identical or similar assets and liabilities in markets that are not considered active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3—Prices or valuations that require inputs that are significant to the valuation and are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

During 2023 and 2022, there were no significant transfers to or from level 3 fair value determinations.

Derivative assets and liabilities are measured on a recurring basis at fair value. At December 31, 2023 and 2022, derivative assets were $70 and $99, respectively, and derivative liabilities were $259 and $318, respectively. The fair values of derivatives used to manage interest rate risk are based on the Secured Overnight Financing Rate ("SOFR") as of December 31, 2023, and on LIBOR rates as of December 31, 2022, and interest rate swap curves. The fair values of derivatives used to manage commodity price risk are based on commodity price quotations. The fair values of hedging instruments used to manage foreign currency risk are based on published quotations of spot currency rates and forward points, which are converted into implied forward currency rates. Measurement of our derivative assets and liabilities is considered a level 2 measurement. See Note 12 for additional information on our use of derivative instruments.

Redeemable common and preferred securities of subsidiaries are measured on a recurring basis at their estimated redemption values, which approximates fair value. As of December 31, 2023 and 2022, the securities were valued at $26 and $258 respectively. The securities are not traded in active markets, and their measurement is considered a level 3 measurement. In 2023, all the redeemable common securities held by the third-party minority owner of Thinx were redeemed. Additional information is contained in Note 3.

Company-owned life insurance ("COLI") assets are measured on a recurring basis at fair value. COLI assets were $67 and $63 at December 31, 2023 and 2022, respectively. The COLI policies are a source of funding primarily for our nonqualified employee benefits and are included in other assets. The COLI policies are measured at fair value using the net asset value per share practical expedient, and therefore, are not classified in the fair value hierarchy.

The following table includes the fair value of our financial instruments for which disclosure of fair value is required:

	Fair Value Hierarchy Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		December 31, 2023		December 31, 2022	
Assets					
Cash and cash equivalents[a]	1	$ 1,093	$ 1,093	$ 427	$ 427
Time deposits[b]	1	169	169	268	268
Liabilities					
Short-term debt[c]	2	2	2	373	373
Long-term debt[d]	2	7,982	7,569	8,049	7,403

(a) Cash equivalents are composed of certificates of deposit, time deposits and other interest-bearing investments with original maturity dates of 90 days or less. Cash equivalents are recorded at cost, which approximates fair value.

(b) Time deposits are composed of deposits with original maturities of more than 90 days but less than one year and instruments with original maturities of greater than one year, included in Other current assets or Other Assets in the consolidated balance sheet, as appropriate. Time deposits are recorded at cost, which approximates fair value.

(c) Short-term debt is composed of U.S. commercial paper and/or other similar short-term debt issued by non-U.S. subsidiaries, all of which are recorded at cost, which approximates fair value.

(d) Long-term debt includes the current portion of these debt instruments. Fair values were estimated based on quoted prices for financial instruments for which all significant inputs were observable, either directly or indirectly.

Note 6.   Debt and Redeemable Common and Preferred Securities of Subsidiaries

Long-term debt is composed of the following:

	Weighted-Average Interest Rate	Maturities	December 31	
			2023	2022
Notes and debentures	3.3%	2024 - 2050	$ 7,851	$ 7,825
Industrial development revenue bonds	4.8%	2024 - 2051	59	169
Bank loans and other financings in various currencies	3.3%	2024 - 2039	72	55
Total long-term debt			7,982	8,049
Less current portion			565	471
Long-term portion			$ 7,417	$ 7,578

Scheduled maturities of long-term debt for the next five years are $566 in 2024, $559 in 2025, $403 in 2026, $601 in 2027 and $698 in 2028.

In February 2023, we issued $350 aggregate principal amount of 4.50 percent notes due February 16, 2033. Proceeds from the offering were used for general corporate purposes including the repayment of a portion of our commercial paper indebtedness.

In October 2021, we issued $600 aggregate principal amount of 2.00 percent notes due November 2, 2031. Proceeds from the offering were used for general corporate purposes.

We maintain a $2.0 billion revolving credit facility which expires in June 2028 and a $750 revolving credit facility which expires in May 2024. These facilities, currently unused, support our commercial paper program, and would provide liquidity in the event our access to the commercial paper markets is unavailable for any reason.

Redeemable common securities represented the share of Thinx equity attributable to the third-party minority owner of Thinx, which were redeemed in 2023. Additional information is contained in Note 3. Our subsidiary in Central America has outstanding redeemable preferred securities that are held by a non-controlling interest.

Note 7.   Stock-Based Compensation

We have a stock-based Equity Participation Plan and an Outside Directors' Compensation Plan (the "Plans"), under which we can grant stock options, restricted shares and restricted share units to employees and outside directors. As of December 31, 2023, the number of shares of common stock available for grants under the Plans aggregated to 8.8 million shares.

Stock options are granted at an exercise price equal to the fair market value of our common stock on the date of grant, and they have a term of 10 years. Stock options are subject to graded vesting whereby options vest 30 percent at the end of each of the first two 12-month periods following the grant and 40 percent at the end of the third 12-month period.

Time-vested restricted share unit grants starting in 2022 are valued at the closing market price of our common stock on the grant date and are generally subject to a graded vesting whereby shares vest 30 percent at the end of each of the first two 12-month periods following the grant and 40 percent at the end of the third 12-month period. Time-vested restricted share unit grants issued prior to 2022 or issued for special one-time awards, restricted shares units and performance-based restricted share units granted to employees are valued at the closing market price of our common stock on the grant date and vest generally at the end of three years. The number of performance-based share units that ultimately vest ranges from zero to 200 percent of the number granted based on performance. Beginning in 2021, performance metrics are tied to modified free cash flow and organic sales growth during the three-year performance period. Modified free cash flow and organic sales growth are set at the beginning of the performance period. Performance-based share units granted prior to 2021 are structured similarly but vest on performance tied to return on invested capital ("ROIC") and net sales. Restricted share units granted to outside directors are valued at the closing market price of our common stock on the grant date and vest when they are granted. The restricted period begins on the date of grant and expires on the date the outside director retires from or otherwise terminates service on our Board.

At the time stock options are exercised or restricted shares and restricted share units become payable, common stock is issued from our accumulated treasury shares. Dividend equivalents are credited on restricted share units on the same date and at the same rate as dividends are paid on Kimberly-Clark's common stock. These dividend equivalents, net of estimated forfeitures, are charged to retained earnings.

Stock-based compensation costs of $169, $150 and $26 and related deferred income tax benefits of $36, $33 and $7 were recognized for 2023, 2022 and 2021, respectively.

The fair value of stock option awards was determined using a Black-Scholes-Merton option-pricing model utilizing a range of assumptions related to dividend yield, volatility, risk-free interest rate, and employee exercise behavior. Dividend yield is based on historical experience and expected future dividend actions. Expected volatility is based on a blend of historical volatility and implied volatility from traded options on Kimberly-Clark's common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. We estimate forfeitures based on historical data.

The weighted-average fair value of stock options granted was estimated at $21.28 and $10.26, in 2022 and 2021, respectively, per option on the date of grant based on the following assumptions:

	Year Ended December 31	
	2022	**2021**
Dividend yield	3.3%	3.9%
Volatility	22.1%	17.4%
Risk-free interest rate	2.8%	0.8%
Expected life - years	4.6	4.6

During 2023, no stock options were granted.

Total remaining unrecognized compensation costs and amortization period are as follows:

	December 31, 2023	**Weighted-Average Service Years**
Stock options	$ 4	0.5
Restricted shares and time-vested restricted share units	64	1.4
Performance-based restricted share units	29	1.7

A summary of stock-based compensation is presented below:

Stock Options	**Shares (in thousands)**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding at January 1, 2023	5,117	$ 126.81		
Granted	—	—		
Exercised	(847)	114.92		
Forfeited or expired	(73)	126.47		
Outstanding at December 31, 2023	4,197	128.80	5.04	$ 14
Exercisable at December 31, 2023	3,578	128.40	4.55	$ 11

The total intrinsic value of options exercised during 2023, 2022 and 2021 was $23, $21 and $16, respectively.

Other Stock-Based Awards	Time-Vested Restricted Share Units		Performance-Based Restricted Share Units	
	Shares (in thousands)	Weighted-Average Grant-Date Fair Value	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2023	845	$ 134.81	1,103	$ 138.96
Granted	790	141.59	288	143.34
Vested	(333)	135.33	(298)	137.11
Forfeited	(97)	138.75	(190)	136.25
Nonvested at December 31, 2023	1,205	133.14	903	130.36

The total fair value of restricted share units that were distributed to participants during 2023, 2022 and 2021 was $99, $118 and $100, respectively.

Note 8. Employee Postretirement Benefits

Substantially all regular employees in the U.S. and the United Kingdom are covered by defined contribution retirement plans and certain U.S. and United Kingdom employees previously earned benefits covered by defined benefit pension plans that currently provide no future service benefit (the "Principal Plans"). Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for our qualified defined benefit pension plans is to contribute assets at least equal in amount to regulatory minimum requirements. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded.

Substantially all U.S. retirees and employees have access to our unfunded health care and life insurance benefit plans. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 6.0 percent in 2024 and to decline to 4.5 percent in 2034 and thereafter. Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans.

As a result of restructuring actions related to the 2018 Global Restructuring Program, aggregate pension settlement charges of $91 and curtailment gains of $2 were recognized during 2021 in Nonoperating expense, primarily related to the defined benefit pension plans in the U.S, Switzerland and the United Kingdom (see Note 2 for further information about the 2018 Global Restructuring Program).

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below:

	Pension Benefits		Other Benefits	
	Year Ended December 31			
	2023	2022	2023	2022
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 2,441	$ 3,811	$ 533	$ 669
Service cost	13	16	4	7
Interest cost	121	89	30	21
Actuarial (gain) loss[a]	59	(1,000)	13	(113)
Currency and other	51	(197)	5	2
Benefit payments from plans	(141)	(173)	—	—
Direct benefit payments	(9)	(8)	(54)	(53)
Settlements	(66)	(97)	—	—
Benefit obligation at end of year	2,469	2,441	531	533
Change in Plan Assets				
Fair value of plan assets at beginning of year	2,321	3,744	—	—
Actual return on plan assets	137	(987)	—	—
Employer contributions	26	30	—	—
Currency and other	52	(199)	—	—
Benefit payments	(141)	(173)	—	—
Settlements	(66)	(94)	—	—
Fair value of plan assets at end of year	2,329	2,321	—	—
Funded Status	$ (140)	$ (120)	$ (531)	$ (533)

(a)   The actuarial net losses in 2023 and actuarial net gains in 2022 were primarily due to discount rate decreases and increases, respectively.

Substantially all of the funded status of pension and other benefits is recognized in the consolidated balance sheet in Noncurrent Employee Benefits, with the remainder recognized in Accrued expenses and other current liabilities and Other Assets.

Information for the Principal Plans and All Other Pension Plans

	Principal Plans		All Other Pension Plans		Total	
	Year Ended December 31					
	2023	2022	2023	2022	2023	2022
Projected benefit obligation ("PBO")	$ 2,123	$ 2,089	$ 346	$ 352	$ 2,469	$ 2,441
Accumulated benefit obligation ("ABO")	2,123	2,089	298	305	2,421	2,394
Fair value of plan assets	2,019	2,018	310	303	2,329	2,321

Approximately one-half of the PBO and fair value of plan assets for the Principal Plans relate to the U.S. qualified and nonqualified pension plans.

Information for Pension Plans with an ABO in Excess of Plan Assets

	December 31		
	2023		**2022**
ABO	$	**2,273**	$ 1,251
Fair value of plan assets		**2,095**	1,089

Information for Pension Plans with a PBO in Excess of Plan Assets

	December 31		
	2023		**2022**
PBO	$	**2,288**	$ 1,261
Fair value of plan assets		**2,102**	1,091

Components of Net Periodic Benefit Cost

	Pension Benefits						Other Benefits					
	Year Ended December 31											
	2023		**2022**		**2021**		**2023**		**2022**		**2021**	
Service cost	$	**13**	$	16	$	21	$	**4**	$	7	$	8
Interest cost		**121**		89		80		**30**		21		19
Expected return on plan assets[a]		**(128)**		(123)		(132)		—		—		—
Recognized net actuarial (gain) loss		**39**		34		37		**(3)**		1		1
Settlements and curtailments		**35**		52		89		—		—		—
Other		**—**		1		(5)		**1**		(1)		(2)
Net periodic benefit cost	$	**80**	$	69	$	90	$	**32**	$	28	$	26

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the remeasurement date, typically the prior year-end adjusted for estimated current year cash benefit payments and contributions, by the expected long-term rate of return.

The components of net periodic benefit cost other than the service cost component are included in the line item Nonoperating expense in our consolidated income statement.

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended December 31

	Pension Benefits				Other Benefits		
	Projected 2024	**2023**	**2022**	**2021**	**2023**	**2022**	**2021**
Discount rate	4.89%	**5.19%**	2.71%	1.98%	**5.92%**	3.15%	2.69%
Expected long-term return on plan assets	5.57%	**5.75%**	3.80%	3.41%	—	—	—
Rate of compensation increase	3.53%	**3.49%**	3.23%	3.07%	—	—	—

Weighted-Average Assumptions Used to Determine Benefit Obligations at December 31

	Pension Benefits		Other Benefits	
	2023	**2022**	**2023**	**2022**
Discount rate	**4.89%**	5.18%	**5.66%**	5.92%
Rate of compensation increase	**3.53%**	3.49%	—	—

<u>Investment Strategies for the Principal Plans</u>

Strategic asset allocation decisions are made considering several risk factors, including plan participants' retirement benefit security, the estimated payments of the associated liabilities, the plan funded status, and Kimberly-Clark's financial condition. The resulting strategic asset allocation is a diversified blend of equity and fixed income investments. Equity investments are typically diversified across geographies and market capitalization. Fixed income investments are diversified across multiple sectors including government issues and corporate debt instruments with a portfolio duration that is consistent with the estimated payment of the associated liability. Actual asset allocation is regularly reviewed and periodically rebalanced to the strategic allocation when considered appropriate. Our 2024 target plan asset allocation for the Principal Plans is approximately 85 percent fixed income securities and 15 percent equity securities.

The expected long-term rate of return is generally evaluated on an annual basis. In setting this assumption, we consider a number of factors including projected future returns by asset class relative to the current asset allocation. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense for the Principal Plans was 6.05 percent in 2023, 3.55 percent in 2022 and 3.51 percent in 2021, and will be 5.73 percent in 2024.

Set forth below are the pension plan assets of the Principal Plans measured at fair value, by level in the fair-value hierarchy. More than 65 percent of the assets are held in pooled funds and are measured using a net asset value (or its equivalent). Accordingly, such assets do not meet the Level 1, Level 2, or Level 3 criteria of the fair value hierarchy.

	Fair Value Measurements at December 31, 2023			
	Total Plan Assets	**Assets at Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Assets at Significant Observable Inputs (Level 2)**	**Assets at Significant Unobservable Inputs (Level 3)**
Cash and Cash Equivalents				
Held directly	$ 34	$ 23	$ 11	$ —
Fixed Income				
Held directly				
U.S. government and municipals	98	97	1	—
U.S. corporate debt	203	—	203	—
Non-U.S. securitized	67	—	—	—
International bonds	38	—	38	—
Held through mutual and pooled funds measured at net asset value				
U.S. government and municipals	85	—	—	—
U.S. corporate debt	408	—	—	—
International bonds	591	—	—	—
Equity				
Held directly				
U.S. equity	21	21	—	—
International equity	15	15	—	—
Held through mutual and pooled funds measured at net asset value				
Non-U.S. equity	3	—	—	—
Global equity	224	—	—	—
Insurance Contracts	230	—	—	230
Other	2	2	—	—
Total Plan Assets	$ 2,019	$ 158	$ 253	$ 230

Futures contracts are used when appropriate to manage duration targets. As of December 31, 2023 and 2022, the U.S. plan held directly Treasury futures contracts with a total notional value of approximately $288 and $362, respectively, and an insignificant fair value. As of December 31, 2023 and 2022, the United Kingdom plan held through a pooled fund future contracts with a total notional value of approximately $417 and $524, and an insignificant fair value.

During 2023 and 2022, the plan assets did not include a significant amount of Kimberly-Clark common stock.

		Fair Value Measurements at December 31, 2022		
	Total Plan Assets	Assets at Quoted Prices in Active Markets for Identical Assets (Level 1)	Assets at Significant Observable Inputs (Level 2)	Assets at Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents				
Held directly	$ 69	$ 69	$ —	$ —
Held through mutual and pooled funds measured at net asset value	76	—	—	—
Fixed Income				
Held directly				
U.S. government and municipals	115	115	—	—
U.S. corporate debt	193	—	193	—
International bonds	33	—	33	—
Held through mutual and pooled funds measured at net asset value				
U.S. government and municipals	71	—	—	—
U.S. corporate debt	419	—	—	—
International bonds	549	—	—	—
Equity				
Held directly				
U.S. equity	21	21	—	—
International equity	15	15	—	—
Held through mutual and pooled funds measured at net asset value				
Non-U.S. equity	15	—	—	—
Global equity	221	—	—	—
Insurance Contracts	222	—	—	222
Other	(1)	(1)	—	—
Total Plan Assets	$ 2,018	$ 219	$ 226	$ 222

Inputs and valuation techniques used to measure the fair value of plan assets vary according to the type of security being valued. Substantially all of the equity securities held directly by the plans are actively traded and fair values are determined based on quoted market prices. Fair values of U.S. government securities are determined based on trading activity in the marketplace.

Fair values of U.S. corporate debt, U.S. municipals and international bonds are typically determined by reference to the values of similar securities traded in the marketplace and current interest rate levels. Multiple pricing services are typically employed to assist in determining these valuations.

Fair values of equity securities and fixed income securities held through units of pooled funds are based on net asset value of the units of the pooled fund determined by the fund manager. Pooled funds are similar in nature to retail mutual funds, but are typically more efficient for institutional investors. The fair value of pooled funds is determined by the value of the underlying assets held by the fund and the units outstanding.

Equity securities held directly by the pension trusts and those held through units in pooled funds are monitored as to issuer and industry. Except for U.S. Treasuries, concentrations of fixed income securities are similarly monitored for concentrations by issuer and industry. As of December 31, 2023, there were no significant concentrations of equity or debt securities in any single issuer or industry.

No level 3 transfers (in or out) were made in 2023 or 2022. Fair values of insurance contracts are based on an evaluation of various factors, including purchase price.

We expect to contribute approximately $20 to our defined benefit pension plans in 2024. Over the next ten years, we expect that the following gross benefit payments will occur:

	Pension Benefits	Other Benefits
2024	$ 182	$ 56
2025	193	56
2026	191	56
2027	192	54
2028	185	52
2029-2033	918	227

Defined Contribution Pension Plans

Our 401(k) profit sharing plan and supplemental plan provide for a matching contribution of a U.S. employee's contributions and accruals, subject to predetermined limits, as well as a discretionary profit sharing contribution, in which contributions will be based on our profit performance. We also have defined contribution pension plans for certain employees outside the U.S. Costs charged to expense for our defined contribution pension plans were $185 in 2023, $132 in 2022, and $116 in 2021. Approximately 25 percent of these costs were for plans outside the U.S.

Note 9.   Stockholders' Equity

The changes in the components of Accumulated Other Comprehensive Income ("AOCI") attributable to Kimberly-Clark, net of tax, are as follows:

	Unrealized Translation	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Cash Flow Hedges and Other
Balance as of December 31, 2021	$ (2,422)	$ (803)	$ (34)	$ 20
Other comprehensive income (loss) before reclassifications	(347)	(51)	86	(139)
(Income) loss reclassified from AOCI	—	65 [a]	— [a]	(44)
Net current period other comprehensive income (loss)	(347)	14	86	(183)
Balance as of December 31, 2022	(2,769)	(789)	52	(163)
Other comprehensive income (loss) before reclassifications	84	(57)	(9)	(153)
(Income) loss reclassified from AOCI	7	55 [a]	(4) [a]	164
Net current period other comprehensive income (loss)	91	(2)	(13)	11
Balance as of December 31, 2023	$ (2,678)	$ (791)	$ 39	$ (152)

(a)   Included in computation of net periodic pension and other postretirement benefits costs (see Note 8).

Included in the above defined benefit pension plans and other postretirement benefit plans balances as of December 31, 2023 is $750 and $2 of unrecognized net actuarial loss and unrecognized net prior service cost, respectively.

The changes in the components of AOCI attributable to Kimberly-Clark, including the tax effect, are as follows:

	Year Ended December 31		
	2023	**2022**	**2021**
Unrealized translation	$ **84**	$ (324)	$ (248)
Tax effect	**7**	(23)	(17)
	91	(347)	(265)
Defined benefit pension plans			
Unrecognized net actuarial loss and transition amount			
Funded status recognition	**(49)**	(109)	16
Amortization	**39**	34	37
Settlements and curtailments	**35**	52	91
Currency and other	**(23)**	36	10
	2	13	154
Unrecognized prior service cost/credit			
Funded status recognition	**3**	2	(2)
Amortization	**—**	—	(4)
Curtailments	**—**	—	(3)
Currency and other	**—**	—	—
	3	2	(9)
Tax effect	**(7)**	(1)	(36)
	(2)	14	109
Other postretirement benefit plans			
Unrecognized net actuarial loss and transition amount and other	**(18)**	113	12
Tax effect	**5**	(27)	(6)
	(13)	86	6
Cash flow hedges and other			
Recognition of effective portion of hedges	**(178)**	(165)	70
Amortization	**208**	(58)	39
Currency and other	**(14)**	(22)	(4)
Tax effect	**(5)**	62	(22)
	11	(183)	83
Change in AOCI	$ **87**	$ (430)	$ (67)

Amounts are reclassified from AOCI into Cost of products sold, Nonoperating expense, Interest expense, or Other (income) and expense, net, as applicable, in the consolidated income statement.

Net unrealized currency gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are recorded in AOCI. For these operations, changes in exchange rates generally do not affect cash flows; therefore, unrealized translation adjustments are recorded in AOCI rather than net income. Upon sale or substantially complete liquidation of any of these subsidiaries, the applicable unrealized translation adjustment would be removed from AOCI and reported as part of the gain or loss on the sale or liquidation. The change in unrealized translation in 2023 is primarily due to the strengthening of various foreign currencies versus the U.S. dollar. Also included in unrealized translation amounts are the effects of foreign exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments.

Note 10. Leases and Commitments

We have entered into leases for certain facilities, vehicles, material handling and other equipment. Our leases have remaining contractual terms up to 95 years, some of which include options to extend the leases for up to 99 years, and some of which include options to terminate the leases within 1 year. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Our lease costs are primarily related to facility leases for inventory warehousing and administration offices.

Lease Expense

	Year Ended December 31			
	2023	2022	2021	Income Statement Classification
Operating lease expense	$ 147	$ 145	$ 157	Cost of products sold, Marketing, research and general expenses
Finance lease expense:				
Amortization of lease assets	16	15	13	Cost of products sold
Interest on lease liabilities	2	1	2	Interest expense
Total finance lease expense	18	16	15	
Variable lease expense[a]	253	242	219	Cost of products sold, Marketing, research and general expenses
Total lease expense	$ 418	$ 403	$ 391	

(a) Includes short-term leases, which are immaterial.

Lease Assets and Liabilities

	December 31		
	2023	2022	Balance Sheet Classification
Assets			
Operating lease	$ 450	$ 475	Other Assets
Finance lease	79	71	Property, Plant and Equipment, Net
Total lease assets	$ 529	$ 546	
Liabilities			
Current:			
Operating lease	$ 130	$ 127	Accrued expenses and other current liabilities
Finance lease	14	11	Debt payable within one year
Noncurrent:			
Operating lease	346	377	Other Liabilities
Finance lease	57	49	Long-Term Debt
Total lease liabilities	$ 547	$ 564	

As of December 31, 2023 and 2022, accumulated amortization of finance lease assets was $37 and $32, respectively.

Maturity of Lease Liabilities

	December 31, 2023		
	Operating Leases	Finance Leases	Total
2024	$ 145	$ 16	$ 161
2025	128	14	142
2026	110	11	121
2027	64	9	73
2028	27	7	34
Thereafter	45	25	70
Total lease payments	519	82	601
Less imputed interest	43	10	53
Present value of lease liabilities	$ 476	$ 72	$ 548

As of December 31, 2023, our operating leases have a weighted-average remaining lease term of 4 years and a weighted-average discount rate of 4 percent and our finance leases have a weighted-average remaining lease term of 7 years and a weighted-average discount rate of 4 percent.

Supplemental Information Related to Leases

	December 31		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating leases	$ 147	$ 148	$ 155
Finance leases	17	11	13
Lease assets obtained in exchange for new lease obligations:			
Operating leases	66	57	34
Finance leases	24	6	56
Other non-cash modifications to lease assets:			
Operating leases	39	72	61

We have entered into long-term contracts for the purchase of superabsorbent materials, pulp and certain utilities. Commitments under these contracts based on current prices are $1,528 in 2024, $1,029 in 2025, $227 in 2026, $227 in 2027, $13 in 2028, and $18 beyond the year 2028.

Although we are primarily liable for payments on the above-mentioned leases and purchase commitments, our exposure to losses, if any, under these arrangements is not material.

Note 11. Legal Matters

We routinely are involved in legal proceedings, claims, disputes, tax matters, regulatory matters and governmental inspections or investigations arising in the ordinary course of or incidental to our business, including those noted below in this section. We record accruals in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. For the matters we disclose that do not include an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and we may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies, unless disclosed below. At present we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, results of operations or cash flows. However, legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations or financial position.

We are party to certain legal proceedings relating to our former health care business, Avanos Medical, Inc. ("Avanos", previously Halyard Health, Inc.), which we spun-off on October 31, 2014, including a qui tam matter and certain subpoena and document requests from the federal government. The subpoena and document requests include subpoenas from the United States Department of Justice ("DOJ") concerning allegations of potential criminal and civil violations of federal laws, including the Food, Drug, and Cosmetic Act, in connection with the manufacturing, marketing and sale of surgical gowns by our former health care business. We continue to cooperate in this investigation and are making efforts to reach a potential resolution with the DOJ.

We are subject to federal, state and local environmental protection laws and regulations with respect to our business operations and are operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. We have been named a potentially responsible party under the provisions of the U.S. federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of sites where hazardous substances are present. None of our compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on our business, liquidity, financial condition or results of operations.

Note 12.   Objectives and Strategies for Using Derivatives

As a multinational enterprise, we are exposed to financial risks, such as changes in foreign currency exchange rates, interest rates, and commodity prices. We employ a number of practices to manage these risks, including operating and financing activities and, where appropriate, the use of derivative instruments.

At December 31, 2023 and 2022, derivative assets were $70 and $99, respectively, and derivative liabilities were $259 and $318, respectively, primarily comprised of foreign currency exchange and commodity price contracts. Derivative assets are recorded in Other current assets or Other Assets, as appropriate, and derivative liabilities are recorded in Accrued expenses and other current liabilities or Other Liabilities, as appropriate.

Foreign Currency Exchange Rate Risk

Translation adjustments result from translating foreign entities' financial statements into U.S. dollars from their functional currencies. The risk to any particular entity's net assets is reduced to the extent that the entity is financed with local currency borrowings. A portion of our balance sheet translation exposure for certain affiliates, which results from changes in translation rates between the affiliates' functional currencies and the U.S. dollar, is hedged with cross-currency swap contracts and certain foreign denominated debt which are designated as net investment hedges. The foreign currency exposure on certain non-functional currency denominated monetary assets and liabilities, primarily intercompany loans and accounts payable, is hedged with primarily undesignated derivative instruments.

Derivative instruments are entered into to hedge a portion of forecasted cash flows denominated in foreign currencies for non-U.S. operations' purchases of raw materials, which are priced in U.S. dollars, and imports of intercompany finished goods and work-in-process priced predominantly in U.S. dollars and euros. The derivative instruments used to manage these exposures are designated as cash flow hedges.

Interest Rate Risk

Interest rate risk is managed using a portfolio of variable and fixed-rate debt composed of short and long-term instruments. Interest rate swap contracts may be used to facilitate the maintenance of the desired ratio of variable and fixed-rate debt and are designated as fair value hedges. From time to time, we also hedge the anticipated issuance of fixed-rate debt, and these contracts are designated as cash flow hedges.

Commodity Price Risk

We use derivative instruments, such as commodity forward and price swap contracts, to hedge a portion of our exposure to market risk arising from changes in prices of certain commodities. These derivatives are designated as cash flow hedges of specific quantities of the underlying commodity expected to be purchased in future months. In addition, we utilize negotiated contracts of varying durations along with strategic pricing mechanisms to manage volatility for a portion of our commodity costs.

Fair Value Hedges

Derivative instruments that are designated and qualify as fair value hedges are predominantly used to manage interest rate risk. The fair values of these derivative instruments are recorded as an asset or liability, as appropriate, with the offset recorded in current Interest expense. The offset to the change in fair values of the related debt is also recorded in Interest expense. Any realized gain or loss on the derivatives that hedge interest rate risk is amortized to Interest expense over the life of the related debt. As of December 31, 2023, the aggregate notional values and carrying values of debt subject to outstanding interest rate contracts designated as fair value hedges were $525 and $482, respectively. For years ended December 31, 2023, 2022 and 2021, gains or losses recognized in Interest expense for interest rate swaps were not significant.

Cash Flow Hedges

For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is initially recorded in AOCI, net of related income taxes, and recognized in earnings in the same income statement line and period that the hedged exposure affects earnings. As of December 31, 2023, outstanding commodity forward and price swap contracts were in place to hedge a portion of our estimated requirements of the related underlying commodities in 2024 and future periods. As of December 31, 2023, the aggregate notional value of outstanding foreign exchange derivative contracts designated as cash flow hedges was $3.0 billion. For years ended December 31, 2023, 2022 and 2021, no significant gains or losses were reclassified into Interest expense, Cost of products sold or Other (income) and expense, net as a result of the discontinuance of cash flow hedges due to the original forecasted transaction no longer being probable of occurring. At December 31, 2023, amounts to be reclassified from AOCI into Interest expense, Cost of products sold or Other (income), net during the next twelve months are not expected to be material. The maximum maturity of cash flow hedges in place at December 31, 2023 is December 2026.

Net Investment Hedges

For derivative instruments that are designated and qualify as net investment hedges, the aggregate notional value was $1.6 billion at December 31, 2023. We exclude the interest accruals on cross-currency swap contracts and the forward points on foreign exchange forward contracts from the assessment and measurement of hedge effectiveness. We recognize the interest accruals on cross-currency swap contracts in earnings within Interest expense. We amortize the forward points on foreign exchange contracts into earnings within Interest expense over the life of the hedging relationship. Changes in fair value of net investment hedges are recorded in AOCI and offset the change in the value of the net investment being hedged. For the year ended December 31, 2023, unrealized loss of $43 related to net investment hedge fair value changes were recorded in AOCI and no significant amounts were reclassified from AOCI to Interest expense.

No significant amounts were excluded from the assessment of net investment, fair value or cash flow hedge effectiveness as of December 31, 2023.

Undesignated Hedging Instruments

Gains or losses on undesignated foreign exchange hedging instruments are immediately recognized in Other (income) and expense, net. Gain of $2, a loss of $29 and a loss of $5 were recorded in the years ending December 31, 2023, 2022 and 2021, respectively. The effect on earnings from the use of these non-designated derivatives is substantially neutralized by the transactional gains and losses recorded on the underlying assets and liabilities. At December 31, 2023, the notional amount of these undesignated derivative instruments was approximately $2.8 billion.

Note 13.   Income Taxes

An analysis of the Provision for income taxes follows:

	Year Ended December 31		
	2023	2022	2021
Current income taxes			
United States	$ 370	$ 248	$ 179
State	54	16	35
Other countries	351	288	335
Total	775	552	549
Deferred income taxes			
United States	(133)	(27)	(18)
State	(28)	(1)	(1)
Other countries	(161)	(29)	(51)
Total	(322)	(57)	(70)
Total provision for income taxes	$ 453	$ 495	$ 479

The components of Income Before Income Taxes and Equity Interests follow:

	Year Ended December 31		
	2023	2022	2021
United States	$ 2,004	$ 1,802	$ 1,580
Other countries	17	538	645
Total income before income taxes and equity interests	$ 2,021	$ 2,340	$ 2,225

Deferred income tax assets and liabilities are comprised of the following:

	December 31	
	2023	2022
Deferred tax assets		
Pension and other postretirement benefits	$ 182	$ 179
Tax credits and loss carryforwards	668	534
Capitalized research costs	224	118
Lease liability	137	116
Derivatives	80	74
Other	357	409
	1,648	1,430
Valuation allowances	(302)	(299)
Total deferred tax assets	1,346	1,131
Deferred tax liabilities		
Property, plant and equipment, net	943	940
Investments in subsidiaries	110	101
Goodwill	80	76
Intangible assets	12	153
Lease asset	128	111
Other	177	153
Total deferred tax liabilities	1,450	1,534
Net deferred tax assets (liabilities)	$ (104)	$ (403)

Valuation allowances at the end of 2023 primarily relate to tax credits, capital loss carryforwards, and income tax loss carryforwards of $1.5 billion. If these items are not utilized against taxable income, $463 of the income tax loss carryforwards will expire from 2024 through 2043. The remaining $1.0 billion has no expiration date.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, we believe it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased due to changes in the tax environment or if estimates of future taxable income change during the carryforward period.

Presented below is a reconciliation of the Provision for income taxes computed at the U.S. federal statutory tax rate to the actual effective tax rate:

	Year Ended December 31		
	2023	2022	2021
U.S. statutory rate applied to income before income taxes and equity interests....	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	1.0	0.5	1.2
Routine tax incentives	(3.9)	(3.5)	(5.8)
Net nondeductible expenses	2.4	1.4	1.5
Net tax (benefit) cost on foreign income	1.1	2.4	2.4
Valuation allowance	2.8	1.3	2.4
Tax effects of the impairment of intangible assets	(1.4)	—	—
Other - net[a]	(0.6)	(1.9)	(1.2)
Effective income tax rate	22.4%	21.2%	21.5%

(a)   Other - net is composed of numerous items, none of which is greater than 1.05 percent of income before income taxes and equity interests.

As of December 31, 2023, we have accumulated undistributed earnings generated by our foreign subsidiaries of approximately $7.2 billion. Earnings of $3.3 billion were previously subject to U.S. federal income tax. Any additional taxes due with respect to such previously-taxed foreign earnings, if repatriated, would generally be limited to foreign and U.S. state income taxes. Deferred taxes have been recorded on $0.8 billion of earnings of foreign consolidated subsidiaries expected to be repatriated. We do not intend to distribute the remaining $2.5 billion of previously-taxed foreign earnings and therefore have not recorded deferred taxes for foreign and U.S. state income taxes on such earnings.

We consider any excess of the amount for financial reporting over tax basis in our foreign subsidiaries to be indefinitely reinvested. The determination of deferred tax liabilities on the amount of financial reporting over tax basis or the $2.5 billion of previously-taxed foreign earnings is not practicable.

Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits:

	2023		2022		2021	
Balance at January 1	$	488	$	506	$	497
Gross increases for tax positions of prior years		38		22		62
Gross decreases for tax positions of prior years		(13)		(38)		(37)
Gross increases for tax positions of the current year		109		36		42
Settlements		(26)		(21)		(39)
Other		(8)		(17)		(19)
Balance at December 31	$	588	$	488	$	506

Of the amounts recorded as unrecognized income tax benefits at December 31, 2023, $520 would reduce our effective tax rate if recognized.

We recognize accrued interest and penalties related to unrecognized income tax benefits in Provision for income taxes. During each of the three years ended December 31, 2023, the net impact of interest and penalties was not significant. Total accrued penalties and net accrued interest was $45 and $35 at December 31, 2023 and 2022, respectively.

It is reasonably possible that a number of uncertainties could be resolved within the next 12 months. The aggregate resolution of the uncertainties could be up to $190, while none of the uncertainties is individually significant. Resolution of these matters is not expected to have a material effect on our financial condition, results of operations or liquidity.

As of December 31, 2023, the following tax years remain subject to examination for the major jurisdictions where we conduct business:

Jurisdiction	Years		
United States	2016	to	2023
United Kingdom	2021	to	2023
Brazil	2019	to	2023
China	2014	to	2023
South Korea	2020	to	2023

Our originally filed U.S. federal income tax returns have been audited through 2015; however, our amended U.S. federal income tax returns are subject to audit for 2013-2018.

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state effect of any changes to filed federal positions remains subject to examination by various states for a period of up to two years after formal notification to the states. We have various state income tax return positions in the process of examination, administrative appeals or litigation.

The Brazilian tax authority, Secretaria da Receita Federal do Brasil ("RFB"), concluded an audit for the taxable periods from 2008-2013. This audit included a review of our determinations of amortization of certain goodwill arising from prior acquisitions in Brazil, and the RFB has proposed adjustments that effectively eliminate the goodwill amortization benefits related to these transactions. Administrative appeals have been exhausted with a partial favorable decision for our position, and the remaining dispute is in the judicial phase. Based upon the matters that remain in dispute, the amount of the proposed tax and penalty adjustments is approximately $50 as of December 31, 2023 (translated at the December 31, 2023 currency exchange rate). The amount ultimately in dispute will be significantly greater because of interest. The first instance judge has issued a decision in our favor, finding that our amortization of the goodwill at issue was valid; however, an appeal is pending and final resolution of this matter is expected to take a number of years.

As part of the tax audit of our U.S. federal income tax returns for the taxable years ended December 31, 2017 and 2018, the U.S. Internal Revenue Service proposed an adjustment that would increase the amount of the one-time transition tax on certain undistributed earnings of foreign subsidiaries owed by us. We believe we have adequate reserves and meritorious defenses and intend to vigorously defend against the proposed adjustment; however, it is expected to take a number of years to reach resolution of this matter.

Note 14. Earnings Per Share ("EPS")

There are no adjustments required to be made to net income for purposes of computing basic and diluted EPS. The dilutive effect of stock options and other stock-based awards is reflected in diluted EPS by application of the treasury stock method. The average number of common shares outstanding is reconciled to those used in the basic and diluted EPS computations as follows:

(Millions of shares)	2023	2022	2021
Basic	337.8	337.4	337.3
Dilutive effect of stock options and restricted share unit awards	1.0	0.9	1.5
Diluted	338.8	338.3	338.8

Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares were insignificant. The number of common shares outstanding as of December 31, 2023, 2022 and 2021 was 337.0 million, 337.5 million and 336.8 million, respectively.

Note 15. Business Segment Information

We are organized into operating segments based on product groupings. These operating segments have been aggregated into three reportable global business segments: Personal Care, Consumer Tissue and K-C Professional. The reportable segments were determined in accordance with how our chief operating decision maker and our executive managers develop and execute global strategies to drive growth and profitability. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes Other (income) and expense, net and income and expense not associated with ongoing operations of the business segments.

The principal sources of revenue in each global business segment are described below:

- *Personal Care* brands offer our consumers a trusted partner in caring for themselves and their families by delivering confidence, protection and discretion through a wide variety of innovative solutions and products such as disposable diapers, training and youth pants, swimpants, baby wipes, feminine and incontinence care products, reusable underwear and other related products. Products in this segment are sold under the Huggies, Pull-Ups, Little Swimmers, GoodNites, DryNites, Sweety, Kotex, U by Kotex, Intimus, Thinx, Poise, Depend, Plenitud, Softex and other brand names.

- *Consumer Tissue* offers a wide variety of innovative solutions and trusted brands that responsibly improve everyday living for families around the world. Products in this segment include facial and bathroom tissue, paper towels, napkins and related products, and are sold under the Kleenex, Scott, Cottonelle, Andrex, Viva, Scottex and other brand names.

- *K-C Professional* partners with businesses to create Exceptional Workplaces, helping to make them healthier, safer and more productive through a range of solutions and supporting products such as wipers, tissue, towels, personal protective gear, soaps and sanitizers. Our brands, including Kleenex, Scott, WypAll, Kimtech and KleenGuard are well known for quality and trusted to help people around the world work better.

Net sales to Walmart Inc. as a percent of our consolidated net sales were approximately 13 percent in 2023, and 2022 and 14 percent in 2021. Net sales to Walmart Inc. were primarily in the Personal Care and Consumer Tissue segments.

Information concerning consolidated operations by business segment is presented in the following tables:

Consolidated Operations by Business Segment

	Year Ended December 31					
		2023		2022		2021
NET SALES[a]						
Personal Care	$	**10,691**	$	10,622	$	10,267
Consumer Tissue		**6,290**		6,243		6,034
K-C Professional		**3,404**		3,256		3,072
Corporate & Other		**46**		54		67
TOTAL NET SALES	$	**20,431**	$	20,175	$	19,440
OPERATING PROFIT[b]						
Personal Care	$	**1,890**	$	1,787	$	1,856
Consumer Tissue		**976**		806		888
K-C Professional		**665**		457		404
Corporate & Other[c]		**(1,118)**		(412)		(559)
Other (income) and expense, net[d]		**69**		(43)		28
TOTAL OPERATING PROFIT	$	**2,344**	$	2,681	$	2,561

(a) Net sales in the U.S. to third parties totaled $10,362, $9,848 and $9,285 in 2023, 2022 and 2021, respectively. No other individual country's net sales exceeds 10 percent of total net sales.

(b) Segment operating profit excludes Other (income) and expense, net and income and expenses not associated with the business segments.

(c) Corporate & Other in 2023 includes divestiture-related costs associated with the sale of our Brazil tissue and K-C Professional business of $30 and the charges related to the impairment of intangible assets of $658. In 2022, it includes transaction and integration costs of $21 related to the acquisition of a controlling interest in Thinx, and in 2021, it includes charges of $265 related to the 2018 Global Restructuring Program. Restructuring charges in 2021 related to the Personal Care, Consumer Tissue and K-C Professional business segments were $104, $118 and $40, respectively.

(d) Other (income) and expense, net in 2023 includes the gain of $74 related to the sale of our Brazil tissue and K-C Professional business, and in 2022 includes the non-cash, non-recurring gain of $85 related to the acquisition of a controlling interest in Thinx.

	Personal Care		Consumer Tissue		K-C Professional		Corporate & Other		Total	
Depreciation and Amortization										
2023	$	**387**	$	**236**	$	**127**	$	**3**	$	**753**
2022		375		251		125		3		754
2021		355		291		116		4		766
Capital Spending										
2023		**342**		**285**		**123**		**16**		**766**
2022		442		280		142		12		876
2021		536		303		157		11		1,007
Assets										
2023		**7,999**		**4,935**		**2,507**		**1,903**		**17,344**
2022		9,086		5,048		2,675		1,161		17,970
2021		8,890		5,083		2,650		1,214		17,837

Sales of Principal Products

(Billions of dollars)	2023		2022		2021
Baby and child care products	$	7.1	$	7.2	$	7.2
Consumer tissue products		6.3		6.2		6.0
Away-from-home professional products		3.4		3.3		3.1
All other		3.6		3.5		3.1
Consolidated	$	20.4	$	20.2	$	19.4

Note 16.   Supplemental Data

Supplemental Income Statement Data

	Year Ended December 31					
	2023		2022		2021	
Advertising expense	$	1,075	$	901	$	893
Research expense		312		292		269

Equity Companies' Data

	Net Sales		Gross Profit		Operating Profit		Net Income		Corporation's Share of Net Income	
2023	$	3,135	$	1,003	$	683	$	410	$	196
2022		2,690		707		438		240		116
2021		2,501		696		398		205		98
	Current Assets		Noncurrent Assets		Current Liabilities		Noncurrent Liabilities		Stockholders' Equity	
2023	$	1,974	$	1,362	$	1,175	$	1,687	$	474
2022		1,585		1,303		814		1,751		323
2021		1,283		1,219		809		1,334		360

Equity companies are principally engaged in operations in the personal care and consumer tissue businesses. At December 31, 2023, our ownership interest in Kimberly-Clark de Mexico, S.A.B. de C.V. and subsidiaries ("KCM") was 47.9 percent. KCM is partially owned by the public, and its stock is publicly traded in Mexico. At December 31, 2023, our investment in this equity company was $244, and the estimated fair value of the investment was $3.0 billion based on the market price of publicly traded shares. Our other equity ownership interests are not significant to our consolidated balance sheet or financial results.

At December 31, 2023, undistributed net income of equity companies included in consolidated retained earnings was $1.1 billion.

Supplemental Balance Sheet Data

	December 31			
Summary of Accounts Receivable, Net	2023		2022	
From customers	$	2,063	$	2,155
Other		150		189
Less allowance for doubtful accounts and sales discounts		(78)		(64)
Total	$	2,135	$	2,280

Summary of Inventories by Major Class	December 31					
	2023			2022		
	LIFO	Non-LIFO	Total	LIFO	Non-LIFO	Total
Raw materials	$ 121	$ 292	$ 413	$ 147	$ 425	$ 572
Work in process	116	95	211	139	107	246
Finished goods	520	692	1,212	518	870	1,388
Supplies and other	—	311	311	—	302	302
	757	1,390	2,147	804	1,704	2,508
Excess of FIFO or weighted-average cost over LIFO cost	(192)	—	(192)	(239)	—	(239)
Total	$ 565	$ 1,390	$ 1,955	$ 565	$ 1,704	$ 2,269

Inventories are valued at the lower of cost or net realizable value, determined on the FIFO or weighted-average cost methods, and at the lower of cost or market, determined on the LIFO cost method.

Summary of Property, Plant and Equipment, Net	December 31	
	2023	2022
Land	$ 149	$ 156
Buildings	3,067	3,062
Machinery and equipment	15,132	14,655
Construction in progress	803	676
	19,151	18,549
Less accumulated depreciation	(11,238)	(10,664)
Total	$ 7,913	$ 7,885

Property, plant and equipment, net in the U.S. as of December 31, 2023 and 2022 was $4,356 and $4,273, respectively.

Summary of Accrued Expenses and Other Current Liabilities	December 31	
	2023	2022
Accrued advertising and promotion	$ 524	$ 455
Accrued salaries and wages	518	421
Accrued rebates	268	285
Accrued taxes - income and other	294	318
Operating leases	130	127
Accrued interest	88	82
Derivative liabilities	139	200
Other	355	401
Total	$ 2,316	$ 2,289

Supplemental Cash Flow Statement Data

Summary of Cash Flow Effects of Operating Working Capital	Year Ended December 31					
	2023		**2022**		**2021**	
Accounts receivable	$	**127**	$	(151)	$	(37)
Inventories		**290**		(76)		(417)
Trade accounts payable		**(109)**		109		627
Accrued expenses		**125**		92		(124)
Accrued income taxes		**122**		20		(4)
Derivatives		**(15)**		9		30
Currency and other		**42**		(20)		(29)
Total	$	**582**	$	(17)	$	46

Other Cash Flow Data	Year Ended December 31					
	2023		**2022**		**2021**	
Interest paid	$	**277**	$	270	$	243
Income taxes paid		**648**		468		492

Supplier Finance Program

We have a supplier finance program managed through two global financial institutions under which we agree to pay the financial institutions the stated amount of confirmed invoices from our participating suppliers on the invoice due date. We, or the global financial institutions, may terminate our agreements at any time upon 30 days written notice. The global financial institutions may terminate our agreements at any time upon three days written notice in the event there are insufficient funds available for disbursement. We do not provide any forms of guarantees under these agreements. Supplier participation in the program is solely up to the supplier, and the participating suppliers negotiate their arrangements directly with the global financial institutions. We have no economic interest in a supplier's decision to participate in the program, and their participation has no bearing on our payment terms or amounts due. The payment terms that we have with our suppliers under this program generally range from 75 to 180 days and are considered commercially reasonable. The outstanding amount related to the suppliers participating in this program was $1.0 billion as of December 31, 2023 and 2022, and was recorded within Trade accounts payable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Kimberly-Clark Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the financial statement schedule listed in the Table of Contents at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2024, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sales Incentives and Trade Promotion Allowances —Refer to Note 1 to the financial statements

Critical Audit Matter Description

The Corporation utilizes various trade promotion programs globally. The cost of promotion activities is classified as a reduction in sales revenue and can result in a period of time between the date the customer earns a promotion and the date the customer claims the promotion. The Corporation records an accrual for estimated promotions using customer sales associated with valid promotion events, actual promotion claims, and forecasted information of amounts earned by the customer but not yet claimed.

We identified trade promotions and the related accrual as a critical audit matter because of the complexity and volume of the Corporation's processes related to trade promotion programs and the subjectivity of estimating future customer claims. This required an extensive audit effort due to the complexity and volume of the trade promotion programs and information systems utilized globally as well as the subjectivity of estimating future customer claims related to the trade promotion accrual.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the reduction in revenue associated with trade promotions and the related accrual included the following, among others:

- With the assistance of our IT specialists, we:

  – Identified the significant systems used to process trade promotion transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls

  – Tested the effectiveness of automated controls over revenue streams, including those over the evaluation of the accuracy and completeness of trade promotions

- We tested the effectiveness of controls over the trade promotions and the related accrual, including those over the quantity of customer sales associated with valid promotion events and the estimated future promotion claims associated with the trade accrual.

- We evaluated trade promotion transactions using either analytical procedures or by evaluating individual transactions. When analytical procedures were performed, we developed an expectation for reduction in revenue associated with trade promotions based on the relationship with gross sales, among other factors, and compared to the recorded amount. When individual promotion transactions were evaluated, we obtained evidence of the promotion agreement with the customer and the amounts of the promotions earned.

- We evaluated management's ability to estimate future promotion claims by comparing actual promotion claims to management's historical estimates.

- We evaluated the reasonableness of management's estimate of future promotion claims by testing the underlying data related to (1) customer sales associated with valid promotion events, (2) actual promotion claims, and (3) forecasted information.

/s/ DELOITTE & TOUCHE LLP
_____

Deloitte & Touche LLP

Dallas, Texas

February 8, 2024

We have served as the Corporation's auditor since 1928.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2023, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) of the Securities Exchange Act of 1934 (Exchange Act)). Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, including safeguarding of assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance to management and our Board of Directors regarding preparation of reliable published financial statements and safeguarding of our assets. This system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to the reliability of financial statement preparation and such asset safeguarding.

We have assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, we used the criteria described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2023, our internal control over financial reporting is effective.

Deloitte & Touche LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, and has expressed an unqualified opinion in their report, which appears in this report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation described above in "Internal Control Over Financial Reporting" that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Kimberly-Clark Corporation:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Corporation and our report dated February 8, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Dallas, Texas

February 8, 2024

ITEM 9B.   OTHER INFORMATION

(b) Our directors and officers may from time to time enter into plans or other arrangements for the purchase or sale of our shares that are intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) or may represent a non-Rule 10b5-1 trading arrangement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During the quarter ended December 31, 2023, no such plans or other arrangements were adopted or terminated.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following sections of our 2024 Proxy Statement for the Annual Meeting of Stockholders (the "2024 Proxy Statement") are incorporated in this Item 10 by reference:

- "The Nominees" under "Proposal 1. Election of Directors," which identifies our directors and nominees for our Board of Directors.

- "Corporate Governance - Other Corporate Governance Policies and Practices - Code of Conduct," which describes our Code of Conduct.

- "Corporate Governance - Stockholder Rights," "Proposal 1. Election of Directors," "General Information about our Annual Meeting - Stockholder Director Nominees for Inclusion in Next Year's Proxy Statement," and "General Information about our Annual Meeting - Stockholder Director Nominees Not Included in Next Year's Proxy Statement," which describe the procedures by which stockholders may nominate candidates for election to our Board of Directors.

- "Corporate Governance - Board Committees - Audit Committee," which identifies members of the Audit Committee of our Board of Directors and audit committee financial experts.

Information regarding our executive officers is reported under the caption "Information About Our Executive Officers" in Part I of this Report.

ITEM 11.   EXECUTIVE COMPENSATION

The information in the sections of our 2024 Proxy Statement captioned "Compensation Discussion and Analysis," "Compensation Tables," "Director Compensation," "Corporate Governance - Compensation Committee Interlocks and Insider Participation," "Other Information - CEO Pay Ratio Disclosure" and "Other Information - Pay Versus Performance" is incorporated in this Item 11 by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the sections of our 2024 Proxy Statement captioned "Compensation Tables - Equity Compensation Plan Information" and "Other Information - Security Ownership Information" is incorporated in this Item 12 by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of our 2024 Proxy Statement captioned "Other Information - Transactions with Related Persons" and "Corporate Governance - Director Independence" is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID 34)

The information in the sections of our 2024 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2. Ratification of Auditor" is incorporated in this Item 14 by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   **Documents filed as part of this report.**

1.   Financial statements.

The financial statements are set forth under Item 8 of this report on Form 10-K.

2.   Financial statement schedules.

The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

•   Report of Independent Registered Public Accounting Firm

Schedule for Kimberly-Clark Corporation and Subsidiaries:

•   Schedule II Valuation and Qualifying Accounts

All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

3.   Exhibits

Exhibit No. (3)a.	Restated Certificate of Incorporation, dated April 29, 2021, incorporated by reference to Exhibit No. (3)a of the Corporation's Current Report on Form 8-K filed on April 29, 2021.
Exhibit No. (3)b.	By-Laws, as amended April 29, 2021, incorporated by reference to Exhibit No. (3)b of the Corporation's Current Report on Form 8-K filed on April 29, 2021.
Exhibit No. (4)a.	First Amended and Restated Indenture dated as of March 1, 1988 between the Corporation and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to The First National Bank of Chicago) as Trustee (originally executed with Bank of America National Trust and Savings Association) (incorporated by reference to Exhibit No. 4.1 to the Registration Statement on Form S-3 filed on February 2, 1998 (Registration No. 333-45399)).
Exhibit No. (4)b.	First Supplemental Indenture, dated as of November 6, 1992, to the Indenture (incorporated by reference to Exhibit No. 4.3 to the Registration Statement on Form S-3 filed on June 17, 1994 (Registration No. 33-54177)).
Exhibit No. (4)c.	Second Supplemental Indenture, dated as of May 25, 1994, to the Indenture (incorporated by reference to Exhibit No. 4.4 to the Registration Statement on Form S-3 filed on June 17, 1994 (Registration No. 33-54177)).
Exhibit No. (4)d.	Eighth Supplemental Indenture, dated as of October 27, 2021, to the Indenture, among the Corporation, The Bank of New York Mellon Trust Company, N.A., as successor trustee, and U.S. Bank National Association, as successor trustee, incorporated by reference to Exhibit No. 4.3 of the Corporation's Current Report on Form 8-K filed on November 2, 2021
Exhibit No. (4)e.	Copies of instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission on request.
Exhibit No. (4)f.	Description of the Corporation's Common Stock, filed herewith.
Exhibit No. (4)g	Description of the Corporation's 0.625% Notes due 2024, incorporated by reference to Exhibit No. (4)f of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2019.

Exhibit No. (10)a.	Management Achievement Award Program, as amended and restated January 1, 2021, incorporated by reference to Exhibit (10)a of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2020.*
Exhibit No. (10)b.	Form of Executive Severance Agreement, incorporated by reference to Exhibit No. (10)b of the Corporation's Current Report on Form 8-K filed on September 16, 2020.*
Exhibit No. (10)c.	Seventh Amended and Restated Deferred Compensation Plan for Directors, effective January 1, 2008, incorporated by reference to Exhibit No. (10)c of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.*
Exhibit No. (10)d.	Kimberly-Clark Corporation Voluntary Deferred Compensation Plan, incorporated by reference to Exhibit (10)d of the Corporation's Current Report on Form 8-K dated September 15, 2022.*
Exhibit No. (10)e.	First Amendment to the Kimberly-Clark Corporation Voluntary Deferred Compensation Plan, effective January 1, 2023.*
Exhibit No. (10)f.	Summary of Kimberly-Clark Corporation Executive Long-Term Disability Plan, incorporated by reference to Exhibit (10)g of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.*
Exhibit No. (10)g.	Outside Directors' Stock Compensation Plan, as amended, incorporated by reference to Exhibit No. 10(g) of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002.*
Exhibit No. (10)h.	Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated effective April 17, 2009, incorporated by reference to Exhibit No. (10)h of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.*
Exhibit No. (10)i.	Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated, effective April 17, 2009, incorporated by reference to Exhibit No. (10)i of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2009.*
Exhibit No. (10)j.	Kimberly-Clark Corporation Supplemental Retirement 401(k) and Profit Sharing Plan, as amended and restated effective January 1, 2023, filed herewith*
Exhibit No. (10)k.	2021 Outside Directors' Compensation Plan effective April 29, 2021, incorporated by reference to Exhibit No. (10)k of the Corporation's Current Report on Form 8-K filed on April 29, 2021.*
Exhibit No. (10)l.	2011 Outside Directors' Compensation Plan, as amended and restated, effective May 4, 2016, incorporated by reference to Exhibit No. (10)l of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.*
Exhibit No. (10)m.	2011 Equity Participation Plan, as amended and restated, effective April 21, 2011, incorporated by reference to Exhibit No. 10.2 of the Corporation's Current Report on Form 8-K filed on April 26, 2011.*
Exhibit No. (10)n.	Form of Award Agreements under 2021 Equity Participation Plan for Nonqualified Stock Options, incorporated by reference to Exhibit No. (10)n of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.*
Exhibit No. (10)o.	2021 Equity Participation Plan effective April 29, 2021, incorporated by reference to Exhibit No. (10)o of the Corporation's Current Report on Form 8-K filed on April 29, 2021.*

Exhibit No. (10)p.	Severance Pay Plan, as amended and restated effective January 1, 2023, filed herewith.*
Exhibit No. (10)q.	Form of Award Agreements under 2021 Equity Participation Plan for Performance Restricted Stock Units, incorporated by reference to Exhibit No. (10)q of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.*
Exhibit No. (10)r.	Form of Award Agreements under 2021 Equity Participation Plan for Off-Cycle Time-Vested Restricted Stock Units, incorporated by reference to Exhibit No. (10)r of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.*
Exhibit No. (10)s.	First Amendment to 2011 Equity Participation Plan, effective February 12, 2020, incorporated by reference to Exhibit No. (10)s of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2019.*
Exhibit No. (10)t.	Form of Award Agreements under 2021 Equity Participation Plan for Annual Time-Vested Restricted Stock Units, incorporated by reference to Exhibit No. (10)t of the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.*
Exhibit No. (21).	Subsidiaries of the Corporation, filed herewith.
Exhibit No. (23)	Consent of Independent Registered Public Accounting Firm, filed herewith.
Exhibit No. (24)	Powers of Attorney, filed herewith.
Exhibit No. (31)a.	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith.
Exhibit No. (31)b.	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith.
Exhibit No. (32)a.	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.
Exhibit No. (32)b.	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.
Exhibit No. (97)a.	Executive Officer Incentive Compensation Recovery Policy, filed herewith.
Exhibit No. (101).INS	XBRL Instance Document - the instant document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
Exhibit No. (101).SCH	XBRL Taxonomy Extension Schema Document
Exhibit No. (101).CAL	XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit No. (101).DEF	XBRL Taxonomy Extension Definition Linkbase Document
Exhibit No. (101).LAB	XBRL Taxonomy Extension Label Linkbase Document
Exhibit No. (101).PRE	XBRL Taxonomy Extension Presentation Linkbase Document
Exhibit No. 104	The cover page from this Current Report on Form 10-K formatted as Inline XBRL

* A management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMBERLY-CLARK CORPORATION

February 8, 2024

By: /s/ Andrew S. Drexler

Andrew S. Drexler
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Michael D. Hsu	Chairman of the Board and Chief Executive Officer and Director (principal executive officer)	February 8, 2024
Michael D. Hsu		
/s/ Nelson Urdaneta	Senior Vice President and Chief Financial Officer (principal financial officer)	February 8, 2024
Nelson Urdaneta		
/s/ Andrew S. Drexler	Vice President and Controller (principal accounting officer)	February 8, 2024
Andrew S. Drexler		

Directors

Sylvia M. Burwell	Sherilyn S. McCoy
John W. Culver	Christa S. Quarles
Mae C. Jemison	Jaime A. Ramirez
Deeptha Khanna	Dunia A. Shive
S. Todd Maclin	Mark T. Smucker
Deirdre A. Mahlan	Michael D. White

By: /s/ Andrew S. Drexler

Andrew S. Drexler
Attorney-in-Fact

February 8, 2024

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
(Millions of dollars)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts[(a)]	Deductions: Write-Offs and Reclassifications		Balance at End of Period
December 31, 2023						
Allowances deducted from assets to which they apply						
Allowance for doubtful accounts	**$ 47**	**$ 15**	**$ 3**	**$ 6**	(b)	**$ 59**
Allowances for sales discounts	**17**	**248**	**(4)**	**242**	(c)	**19**
December 31, 2022						
Allowances deducted from assets to which they apply						
Allowance for doubtful accounts	$ 40	$ 14	$ (3)	$ 4	(b)	$ 47
Allowances for sales discounts	15	239	(3)	234	(c)	17
December 31, 2021						
Allowances deducted from assets to which they apply						
Allowance for doubtful accounts	$ 34	$ 12	$ (4)	$ 2	(b)	$ 40
Allowances for sales discounts	16	225	(2)	224	(c)	15

(a) Includes bad debt recoveries and the effects of changes in foreign currency exchange rates.

(b) Primarily uncollectible receivables written off.

(c) Sales discounts allowed.

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions[(a)]	Balance at End of Period
December 31, 2023					
Deferred taxes					
Valuation allowance	**$ 299**	**$ 46**	**$ —**	**$ 43**	**$ 302**
December 31, 2022					
Deferred taxes					
Valuation allowance	$ 279	$ 37	$ —	$ 17	$ 299
December 31, 2021					
Deferred taxes					
Valuation allowance	$ 272	$ 12	$ —	$ 5	$ 279

(a) Represents the net currency effects of translating valuation allowances at current rates of exchange and benefits recognized to Other Comprehensive Income.

Additional Information

The following additional information is not part of our Form 10-K and is provided for the convenience and information of our stockholders.

Performance Graph

The graph below shows a comparison of the five-year cumulative total return among Kimberly-Clark Corporation, the S&P 500 Index and the S&P 500 Consumer Staples Index. The stock price performance shown on this graph may not be indicative of future price performance.



Indexed Returns

Company Name / Index		Year Ended December 31				
	2018	**2019**	**2020**	**2021**	**2022**	**2023**
Kimberly-Clark Corporation…………	$100	$125	$126	$138	$136	$126
S&P 500 Index………………………	100	131	156	200	164	207
S&P 500 Consumer Staples Index…...	100	128	141	168	167	167

Investor Relations

Securities analysts, portfolio managers and representatives of institutional investors seeking information about Kimberly-Clark should contact our Investor Relations department at (972) 281-1318 or KC.InvestorRelations@kcc.com. Individual stockholders should direct inquiries to Stockholder Services at 800-639-1352 or stockholders@kcc.com.

Additional Information—(Continued)

Electronic Delivery of Proxy Materials and Annual Report

Stockholders who receive printed copies of our annual reports and proxy statements may elect to receive future annual reports and proxy statements in electronic format rather than in printed form. In electing to do so, you will help save on production and mailing costs and support Kimberly-Clark's commitment to sustainability. To sign up for electronic delivery service, stockholders of record may go to our transfer agent's website at www.computershare.com/investor at any time and follow the instructions. If your shares are not registered in your name, contact your bank or broker for information on electronic delivery service.

SEC Form 10-K and Other Information/Kimberly-Clark's Website

Stockholders and others will find Kimberly-Clark's financial information, news releases and other information on our website at www.kimberly-clark.com. This website also contains our Securities and Exchange Commission filings, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 619100, Dallas, Texas 75261-9100 or call 800-639-1352 to obtain a paper copy of these reports without charge.

Dividends and Direct Stock Purchase and Dividend Reinvestment Plan

Quarterly dividends have been paid continually since 1935. Dividends have been paid on or about the second business day of January, April, July and October. The Direct Stock Purchase and Dividend Reinvestment Plan of Computershare Investor Services is available generally to investors, including Kimberly-Clark employees and stockholders. This Plan makes it possible for investors to have their dividends automatically reinvested in common stock and to make additional cash investments.

Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare Investor Services is the Transfer Agent, Registrar and Dividend Disbursing Agent for our common stock and is responsible for maintaining registered stockholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Computershare's Direct Stock Purchase and Dividend Reinvestment Plan, should be addressed to:

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233
Telephone: (800) 730-4001 or (781) 575-3170
Internet: www.computershare.com

Board of Directors

Sylvia M. Burwell
Audit Committee

John W. Culver
Audit Committee

Michael D. Hsu
Executive Committee

Mae C. Jemison, M.D.
Management Development
& Compensation Committee
Nominating & Corporate
Governance Committee

Deeptha Khanna
Audit Committee

S. Todd Maclin
Management Development
& Compensation Committee
Nominating & Corporate
Governance Committee

Deirdre A. Mahlan
Audit Committee

Sherilyn S. McCoy
Management Development
& Compensation Committee (Chair)
Executive Committee

Christa S. Quarles
Management Development
& Compensation Committee
Nominating & Corporate
Governance Committee

Jaime A. Ramirez
Audit Committee

Dunia A. Shive
Audit Committee (Chair)
Executive Committee

Mark T. Smucker
Nominating & Corporate
Governance Committee (Chair)
Executive Committee

Michael D. White
Lead Director
Executive Committee (Chair)

Kimberly-Clark Corporation
World Headquarters
P.O. Box 619100
Dallas, Texas 75261-9100

Toll-free investor information:
800.639.1352

www.kimberly-clark.com